Form 10-K, Exhibit 13
period 1995-12-31
PARTICIPATING DEVELOPMENT FUND 86
filed 1996-04-01
CIK 785940

Exhibit 13

                       Participating Development Fund 86

                       1995 Annual Report to Unitholders

Participating Development Fund 86 (the "Partnership") is a limited partnership formed in 1986 to fund participating investments secured by commercial real estate properties. The Partnership subsequently took title to all of its remaining participating investments. Foothills Tech Plaza was sold on September 29, 1995 (See Message to Investors for details). The Partnership's remaining properties are a commercial office building, a combined office/research and development facility and an apartment complex. Provided below is a comparison of lease levels at the properties as of December 31, 1995 and 1994.


                                                          Percentage Leased
Property                        Location                1995            1994

Sunnyvale R&D                   Sunnyvale, CA           100%            100%
Powers Ferry Office Building    Atlanta, GA             94%             91%
Pebblebrook Apartments          Overland Park, KS       96%             97%




	Administrative Inquiries	Performance Inquiries/Form 10-Ks
	Address Changes/Transfers	First Data Investor Services Group
	Service Data Corporation	P.O. Box 1527
        2424 South 130th Circle         Boston, Massachusetts 02104-1527
	Omaha, Nebraska 68144-2596	Attn: Financial Communications
	800-223-3464 (select option 1)	800-223-3464 (select option 2)


                   ---------- Message to Investors ----------

The General Partner is pleased to present the 1995 Annual Report for Participating Development Fund 86 (the "Partnership"). Included in this report is information on the sale of Foothills Tech Plaza, an update on the pending sale of Pebblebrook Apartments and a discussion of operations and leasing progress at the Partnership's properties, and audited financial statements for the year ended December 31, 1995.

Property Sales
Pebblebrook Apartments - As previously reported, on May 11, 1995, the General Partner executed a letter of intent with an unaffiliated third party to sell Pebblebrook Apartments. During the 1995 third quarter, the prospective buyer rescinded its offer. However, the General Partner subsequently agreed to a letter of intent with another unaffiliated third party to sell Pebblebrook Apartments, and on January 31, 1995 the General Partner executed a purchase and sale agreement for a sales price of $10,570,000, net of commissions. The sale was originally expected to close in late January, 1996 and was subsequently postponed until March, 1996. However, during the due diligence period, the prospective buyer raised certain concerns regarding the physical condition of the Property. While negotiations are continuing and the General Partner remains confident that the sale will be successfully concluded, there is no assurance that an agreement can be reached with the buyer concerning the remaining issues. Therefore, it remains possible that the sale will be further delayed or possibly not close at all.

Foothills Tech Plaza - As previously reported, on September 29, 1995, Foothills Tech Plaza was sold for $10,011,512, net of $226,000 in contracted roof repairs. Net proceeds to the Partnership, after accounting for selling expenses, were $9,714,490 and the Partnership distributed your share of the net proceeds on November 24, 1995.

Cash Distributions
For the year ended December 31, 1995, the Partnership paid cash distributions to the Limited Partners totaling $9.79 per Unit. Included in this total was a return of capital distribution in the amount of $8.59 per Unit representing proceeds from the sale of Foothills Tech Plaza paid on November 24, 1995, and the Partnership's fourth quarter cash distribution of $0.30 per Unit which was paid on February 9, 1996. In addition, on March 29, 1996 the Partnership paid a special cash distribution in the amount of $.55 per Unit. This distribution was made from the Partnership's cash reserves.

Since inception, including the special distribution, the Partnership has paid cash distributions totaling $31.06 per original $50 Unit, including $14.66 per Unit in return of capital payments which have reduced the Unit size from $50 to $35.34. The timing and amount of future cash distributions will depend on several factors, including the adequacy of cash flow and the Partnership's cash reserve requirements. Information regarding cash distributions paid over the past two years is provided below.


Cash Distributions Per Limited Partnership Unit

        First           Second          Third           Fourth
        Quarter         Quarter         Quarter         Quarter         Total
1994    $.30            $.30            $.30            $.30            $1.20
1995    $.30            $.30            $8.89*          $.30            $9.79

* Includes $8.59 in return of capital resulting from the sale of Foothills Tech Plaza.

Market Overview
Although still lagging behind other sectors of real estate, the commercial office market continued to improve during 1995, particularly in the suburban office sector. The national vacancy rate declined to approximately 11.5% as of the fourth quarter of 1995, down from approximately 16% as of year-end 1994.
In general, the gap between supply and demand is gradually narrowing as the existing supply of office space is absorbed. However, demand for office space varies widely from region to region as corporate layoffs persist and companies continue to be selective in their choice of location. Moreover, despite the resurgence of investment in other segments of the real estate industry, lenders continue to be selective in providing capital for commercial office properties. With respect to the Partnership's properties, the Atlanta market continued to lead the nation in economic growth, and the commercial office market mirrored this improvement. The Sunnyvale market also strengthened during 1995, particularly in the latter half of the year, as a result of the recent business expansion in the computer technology, semiconductor and computer software industries.

Summary
We are pleased that we were able to close the sale of Foothills Tech Plaza during 1995 and remain confident that we can resolve the issues which have delayed the sale of Pebblebrook, in the near term. During the upcoming year, the General Partner intends to closely monitor generally improving market conditions to determine our future strategy for the Partnership's remaining properties. We will update you with respect to these efforts in future investor reports.

Very truly yours,

PDF86 Real Estate Services Inc.
General Partner


/s/Kenneth L. Zakin

Kenneth L. Zakin
President

March 29, 1996


           ---------- Property Profiles and Leasing Update ----------

POWERS FERRY OFFICE BUILDING   Atlanta, Georgia
Powers Ferry Office Building is a 96,508 square foot class-A office property located in the northwest section of Atlanta, Georgia, approximately 11 miles from downtown. The property offers several attractive amenities including a health club, cafe and a multi-user conference room.

Leasing Update - During the year, the General Partner executed two new leases for a total of 2,383 square feet and one lease expansion for 2,091 square feet with a tenant which now leases 4,101 square feet. One tenant occupying 1,191 square feet vacated its space in April 1995 upon expiration of its lease. As a result, the property was 94% leased at December 31, 1995 compared with 91% at
December 31, 1994.    During 1996, nine leases totaling 18,459 square feet or
20% of the property's space are scheduled to expire. Some of these tenants have been contacted to discuss the renewal of their leases and we will contact the other tenants when appropriate. However, it is uncertain whether any of these tenants will renew.

Atlanta Market Update - According to Market Focus, a respected industry publication, Atlanta continued to lead the nation in economic and job growth in 1995, with approximately 36,400 jobs created during the first half of the year. In particular, the services and trade sectors have experienced substantial growth. This growth positively impacted the entire Atlanta region, including the property's submarket, as evidenced by the submarket's improved vacancy rate of approximately 6% at year-end 1995 versus a rate of 10% in 1994. These conditions have spurred a gradual increase in rental rates and, consequently, property values have also begun to rise. These trends are expected to sustain their momentum beyond the upcoming 1996 Olympic Games which have created renewed interest in the Atlanta market.


SUNNYVALE R&D   Sunnyvale, California
Sunnyvale R&D is a one-story research and development building containing 105,285 square feet of leasable area. The property, located in California's Silicon Valley, provides an attractive location for high technology companies.

Leasing Update - Tandem Computers, Inc. ("Tandem"), continues to lease 100% of the property's space, pursuant to a lease scheduled to expire March 31, 1999. As previously reported, Tandem subleased its space to a computer networking company in 1994, but remains responsible for all lease obligations through the scheduled expiration of its own lease. Tandem's lease generated $859,126 or 20% of the Partnership's 1995 rental income.

Sunnyvale Market Update - Market conditions in the Silicon Valley strengthened throughout the year. According to the 1996 edition of industry publication Emerging Trends in Real Estate, the turn-around in the research and development sector can be greatly attributed to the wave of high-technology and biotechnology industry expansions, in addition to an increasing number of start-up companies. Vacancy rates for the research and development sector in the Silicon Valley market declined at year-end 1995 to 4.9% from 10.8% a year earlier. The Sunnyvale market, located within Silicon Valley, also benefited from these trends. The vacancy rate in Sunnyvale fell to 5.2% as of the fourth quarter of 1995, from 13.6% for the corresponding period in 1994. The area started experiencing increases in rental rates during the latter half of 1995 which are expected to continue to increase during 1996.


PEBBLEBROOK APARTMENTS   Overland Park, Kansas
Pebblebrook Apartments is a 267-unit luxury garden apartment complex comprised of eleven two-story buildings. Located in Johnson County, a suburban area southwest of Kansas City, Kansas, the property features a 2,088 square foot clubhouse, two waterscapes, a swimming pool and a jogging path.

Market and Property Update - The strong recovery of multifamily housing in most regions of the country began to level off during 1995. New construction intensified competition in many areas with building permits for multifamily units up almost 22% in 1995 compared to 1994 levels. In addition, falling interest rates induced many renters to purchase homes. Despite these trends, overall vacancy rates for multifamily properties nationwide remained below 8% during 1995 as population and job growth contributed to a stable demand. Conditions in the Johnson County multifamily housing market mirrored these trends, as the property was 96% occupied at December 31, 1995, largely unchanged from 97% a year earlier. These trends are expected to continue throughout 1996.


For the years ended December 31,

                    1995        1994        1993        1992        1991

Total revenues      $ 4,548,635 $ 4,588,679 $ 4,100,867 $ 4,270,283 $ 4,182,842
Total expenses        2,975,258   3,139,131   3,168,985   2,990,192   3,220,001
Net income            2,662,237   1,449,548     931,882   1,280,091     962,841
Total assets         27,446,456  36,105,893  36,191,399  39,204,700  40,003,550
Net income per Unit        2.32        1.25         .80        1.10         .83
Cash distributions
        per Unit           9.79        1.20        2.70        2.40        2.04


The above selected financial data should be read in conjunction with the financial statements and related notes in this report.

- - The slight decline in total revenues is largely due to lower other income, in addition to lower rental income associated with the sale of Foothills Tech Plaza. Other income was higher in 1994 due to the receipt of a lease cancellation fee at Powers Ferry Office Building.

- - Total expenses decreased in 1995 primarily due to lower depreciation and amortization expense resulting from the sale of Foothills Tech Plaza.

- - Net income increased in 1995 mainly due to the gain on sale of Foothills Tech Plaza totaling $1,088,860.


                                 Balance Sheets
                           December 31, 1995 and 1994

Assets                                                    1995            1994

Land                                               $ 8,387,590     $12,419,476
Buildings and personal property                     11,460,068      25,346,253
Tenant improvements                                  1,234,416       4,830,172

                                                    21,082,074      42,595,901
Less-accumulated depreciation                       (3,683,523)     (7,744,521)

                                                    17,398,551      34,851,380


Real estate assets held for sale                     7,780,273              --

Cash and cash equivalents                            1,480,034         140,886
Restricted cash                                        100,286         152,162

                                                     1,580,320         293,048

Accounts receivable                                     31,304          18,737
Prepaid expenses, net of accumulated
  amortization of $111,997 in 1995 and
  $47,360 in 1994                                      273,681         389,472
Incentives to lease, net of accumulated
  amortization of $54,794 in 1995
  and $18,889 in 1994                                  188,693         283,555
Deferred rent receivable                               193,634         269,701

Total Assets                                       $27,446,456     $36,105,893


Liabilities and Partners' Capital (Deficit)

Liabilities:
Accounts payable and accrued expenses              $   133,022     $   323,897
Due to affiliates                                       48,744          64,809
Security deposits payable                              100,286         152,162
Prepaid rent                                            79,555           4,085

Total Liabilities                                      361,607         544,953

Partners' Capital (Deficit):
General Partner                                       (436,797)       (355,690)
Limited Partners (1,124,000 units outstanding)      27,521,646      35,916,630

Total Partners' Capital                             27,084,849      35,560,940

Total Liabilities and Partners' Capital            $27,446,456     $36,105,893



                   Statements of Partners' Capital (Deficit)
              For the years ended December 31, 1995, 1994 and 1993

                                        General         Limited
                                        Partner         Partners          Total

Balance at December 31, 1992         $ (274,176)     $38,552,242    $38,278,066
Cash distributions                     (111,240)      (3,596,800)    (3,708,040)
Net income                               27,956          903,926        931,882

Balance at December 31, 1993           (357,460)      35,859,368     35,501,908
Cash distributions                      (41,716)      (1,348,800)    (1,390,516)
Net income                               43,486        1,406,062      1,449,548

Balance at December 31, 1994           (355,690)      35,916,630     35,560,940
Cash distributions                     (139,197)     (10,999,131)   (11,138,328)
Net income                               58,090        2,604,147      2,662,237

Balance at December 31, 1995         $ (436,797)     $27,521,646    $27,084,849





                            Statements of Operations
              For the years ended December 31, 1995, 1994 and 1993

Income                               1995            1994            1993

Rental                               $4,397,667      $4,387,259      $3,990,962
Interest                                142,161          11,912          42,812
Other                                     8,807         189,508          67,093

Total Income                          4,548,635       4,588,679       4,100,867

Expenses

Property operating                    1,403,161       1,407,195       1,206,605
Depreciation and amortization         1,358,528       1,513,099       1,690,501
General and administrative              213,569         201,932         247,106
Bad debt expense                             --          16,905          24,773

Total Expenses                        2,975,258       3,139,131       3,168,985

Income before gain on sale
  of real estate                      1,573,377       1,449,548         931,882

Gain on sale of real estate           1,088,860              --              --

Net Income                           $2,662,237      $1,449,548      $  931,882

Net Income Allocated:

To the General Partner               $   58,090      $   43,486      $   27,956
To the Limited Partners               2,604,147       1,406,062         903,926

                                     $2,662,237      $1,449,548      $  931,882

Per limited partnership unit
  (1,124,000 outstanding)                 $2.32           $1.25            $.80



                            Statements of Cash Flows
              For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:           1995         1994         1993

Net income                                $2,662,237   $1,449,548   $  931,882
Adjustments to reconcile net income to
net cash provided by operating activities:
  Depreciation and amortization            1,358,528    1,513,099    1,690,501
  Gain on sale of real estate             (1,088,860)          --           --
  Provision for losses on rent receivable         --           --       24,773
  Increase (decrease) in cash arising from changes
   in operating assets and liabilities:
    Restricted cash                           51,876      212,198      146,279
    Accounts receivable                      (12,567)      47,928      (14,229)
    Prepaid expenses                          51,564     (358,425)     (60,019)
    Incentives to lease                       58,957     (302,444)          --
    Deferred rent receivable                  76,067        7,072      460,347
    Accounts payable and accrued expenses   (190,875)     109,552       67,434
    Due to affiliates                        (16,065)     (45,977)     (21,959)
    Security deposits payable                (51,876)      30,366      (14,572)
    Prepaid rent                              75,470     (238,479)    (268,046)

Net cash provided by operating activities  2,974,456    2,424,438    2,942,391

Cash Flows from Investing Activities:

Proceeds from sale of real estate assets   9,714,490           --           --
Additions to real estate assets             (211,470)  (1,691,770)    (493,591)

Net cash provided by (used for)
  investing activities                     9,503,020   (1,691,770)    (493,591)

Cash Flows from Financing Activities:

Cash distributions                       (11,138,328)  (1,390,516)  (3,708,040)

Net cash used for financing activities   (11,138,328)  (1,390,516)  (3,708,040)

Net increase (decrease) in cash
  and cash equivalents                     1,339,148     (657,848)  (1,259,240)
Cash and cash equivalents at
  beginning of year                          140,886      798,734    2,057,974

Cash and cash equivalents at end of year  $1,480,034  $   140,886  $   798,734

Supplemental Schedule of Non-Cash Investing Activity:

Write-off of fully depreciated
  tenant improvements                     $   33,152  $ 5,476,432  $   283,322


                       Notes to the Financial Statements
                        December 31, 1995, 1994 and 1993

1. Organization
Participating Development Fund 86, a Real Estate Limited Partnership (the "Partnership") was formed on December 9, 1985, under the Uniform Limited Partnership Act of the State of Connecticut. The Partnership was originally formed to invest in participating investments, secured by commercial and multi-family residential real estate, by entering into land purchase leaseback transactions and funding leasehold mortgage loans on improvements constructed on such land (the "Participating Investments"). The Partnership ultimately took title to all five participating investments funded. Two Participating Investments were sold during 1989 and 1995. The Partnership now leases and operates the remaining properties. The General Partners were PDF86 Real Estate Services, Inc. ("PDF86"), formerly Shearson Lehman Brothers/PDF 86, Inc. (see below), and Phoenix Realty/PDF 86, Inc. ("Phoenix"), a Connecticut corporation and an indirect wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company ("Phoenix Mutual"). The Partnership commenced operations on April 23, 1986.

On June 15, 1992, Phoenix Realty Management, Inc. ("Phoenix Realty") sent a notice of resignation as co-General Partner of the Partnership to PDF86. The effective date of resignation was June 16, 1992. As a result of the resignation of Phoenix, PDF86 as sole General Partner manages the affairs of the Partnership. Since PDF86 had been a co-General Partner and actively involved in the management of the Partnership since it was formed, the resignation of Phoenix Realty has not had any adverse impact on the continuing operations of the Partnership.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. The transaction did not affect the ownership of the general partner. However, the assets acquired by Smith Barney included the name "Shearson." Consequently, effective October 22, 1993, Shearson Lehman Brothers/PDF 86, Inc. changed its name to PDF86 Real Estate Services Inc. to delete any reference to "Shearson."

On February 16, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a form 8-K disclosing this resolution on February 23, 1996.

2. Accounting Policies

Properties - Properties are stated at cost, less accumulated depreciation and amortization. Costs related to the selection and acquisition of the Partnership's properties have been capitalized as part of the costs of those Properties. Leasing costs and costs incurred to construct tenant improvements are amortized over the term of the related lease agreements using the straight-line method.

Depreciation on buildings, building improvements and personal property is provided over the estimated economic lives of the Properties (5 - 35 years) using the straight-line method. Tenant improvements and leasing costs are amortized over the term of the related lease agreements using the straight-line method.

Real Estate Assets Held for Sale - Real estate held for sale is carried at the lower of cost or fair market value less selling costs. Effective December 31, 1995, depreciation on real estate held for sale has been suspended.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Rental Income and Deferred Rent - The Partnership rents its Properties to tenants under operating leases with terms ranging from one to eleven years. Rental income is recognized as earned over the terms of the lease agreements. Deferred rent receivable consists of rental income which is recognized on a straight line basis over the lease terms, but will not be received until later periods as a result of scheduled rental increases.

Cash and Cash Equivalents - Cash equivalents consist of short-term, highly liquid debt instruments purchased with an original maturity of three months or less. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash represents cash held in connection with tenant security deposits.

Income Taxes - The Partnership files Federal and applicable state partnership income tax returns which indicate each partner's and unit holder's share of taxable income or loss to be reported on their respective individual income tax returns. As a result, no provision for income taxes has been made in the accompanying financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instruments could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

3. Real Estate Investments

Foothills Tech Plaza - On May 30, 1986, the Partnership acquired the land and participating mortgage loan receivable on Foothills Tech Plaza from Phoenix Mutual, which had funded the investment on behalf of the Partnership on November 12, 1985. Foothills Tech Plaza is an office/service center located in Phoenix, Arizona, comprised of two single-story buildings containing an aggregate of 172,655 square feet of net leasable space.

On May 20, 1986, Phoenix Mutual in its capacity as mortgagee, with the consent and on behalf of the Partnership, served notice of default for non-payment of rent and debt service to the mortgagor/lessee. As a result of the default and pursuant to certain terms provided in the Agreement of Ground Lease, the lessee transferred all of its rights and title under the ground lease to the Partnership on June 25, 1986, on which date the Partnership became the owner of the property in its entirety, including the improvements located thereon, in full satisfaction of the mortgagor/lessee's obligation under the terms of the mortgage and ground lease.

On September 29, 1995, Foothills Tech Plaza was sold for $10,011,512 net of $226,000 in contracted roof repairs. The gain on disposition totaled $1,088,860. Write-offs related to the sale of the property consisted of deferred rent receivable and leasing costs in the amounts of $129,846 and $30,058, respectively, which have been included in Property operations.

1899 Powers Ferry Road - On May 30, 1986, the Partnership acquired the land and participating mortgage loan receivable on 1899 Powers Ferry Road ("Powers Ferry") from Phoenix Mutual, which had funded the investment on behalf of the Partnership on April 4, 1986. Powers Ferry is a four-story office building located in Marietta, Georgia containing approximately 93,000 square feet of space.

The mortgagor/lessee of Powers Ferry did not make the ground rent and mortgage loan payments due May 1, 1987, and, as a result, the Partnership issued a notice of default. On July 7, 1987, the Partnership became the owner of the property in its entirety through a foreclosure sale transaction. On that date, the Partnership's Participating Investment in Powers Ferry, net of escrowed funds returned and debt service payments received totalled $8,916,094. For Federal income tax purposes, the debt service payments paid from mortgage loan proceeds in escrow ($904,593 including interest) were recorded as income and no depreciation was recorded through July 7, 1987. As a result, the Partnership's depreciable basis in the Powers Ferry property is greater for tax purposes than for financial reporting purposes. In connection with the acquisitions of Powers Ferry and Foothills Tech Plaza, the Partnership paid Phoenix Mutual $19,392,519, representing the cost to Phoenix Mutual plus net interest of $102,482 on funds disbursed by Phoenix Mutual.

As of December 31, 1995 and 1994, the Property was 94% and 91% leased, respectively.

Sunnyvale R&D - On August 28, 1986, the Partnership acquired the land and funded a participating mortgage loan on the improvements for the Sunnyvale R&D building located in Sunnyvale, California. Sunnyvale R&D is a one-story research and development building containing approximately 105,285 square feet of net leasable space. The Partnership purchased the land from the lessee for $6,050,000 and concurrently funded a mortgage loan of $4,531,190.

On October 30, 1986, the Partnership served notice of default on the mortgagor/lessee for non-payment of amounts due under the ground lease and mortgage. As a result of the default and pursuant to certain terms provided in the Agreement of Ground Lease, the lessee transferred all of its right and title under the ground lease to the Partnership on November 26, 1986 and the Partnership became the owner of the Property in its entirety, including the improvements located thereon in full satisfaction of the mortgagor/lessee's obligation under the terms of the mortgage and ground lease.

The Property is 100% leased to a single tenant (Tandem Computers Inc.) as of December 31, 1995. The tenant signed a six-year lease (the "Master Lease") which commenced April 1, 1988 at an annual rental rate of $7.68 per square foot, triple net, and on April 1, 1994 negotiated a five year extension at an average annual rental rate of $8.16 per square foot. The tenant has the option, beginning at the end of the third year of this extension period, to terminate the lease by providing the Partnership with written notification at least twelve months in advance and paying a substantial lease termination penalty specified in the lease agreement.

During the fourth quarter of 1994 Tandem agreed to sublease its entire space, effective April 1, 1995. The sublease is subject to the terms, conditions and termination date of the above mentioned Master Lease and rent will continue accordingly. As long as the sublease is in full force and effect, Tandem will be unable to exercise its termination option under the Master Lease.

In 1993, a defect in the building's floor was discovered. This defect caused water condensation to form on the property's floor, which, over time, loosened the adhesive that secures the floor tiling. Approximately 70,000 square feet of the building's leasable area was affected by the defect and approximately $165,000 was expended during 1994 to correct the situation.

Pebblebrook Apartments - On September 4, 1986, the Partnership acquired the land for $2,000,000 and funded a mortgage loan of $7,750,000 on the improvements for the Pebblebrook Apartments ("Pebblebrook") located in Overland Park, Kansas. Pebblebrook is a 267-unit luxury garden apartment complex located in a suburb of Kansas City.

During February of 1990, the General Partners on behalf of the Partnership initiated foreclosure proceedings against the mortgagor/lessee of Pebblebrook Apartments, which resulted in that entity filing for bankruptcy. On April 16, 1991, the bankruptcy proceedings were resolved and the Partnership became the owner of the property in its entirety through a special conveyance transaction. As of that date, the property has been considered a wholly-owned investment.

During the 1995 third quarter the General Partner received an offer from an unaffiliated third party to purchase Pebblebrook Apartments. On January 31, 1995 the General Partner executed a purchase and sale agreement for a sales price of $10,570,000, net of commissions. The sale was originally expected to close in late March, 1996. However, during the due diligence period, the prospective buyer raised certain concerns regarding the physical condition of the Property. While negotiations are continuing, the General Partner remains confident that the sale will be successfully concluded. However, there is no assurance that an agreement can be reached with the buyer concerning the remaining issues. Therefore, it remains possible that the sale will be further delayed or possibly not close at all.

As of December 31, 1995 and 1994 the property was 96% and 97% leased, respectively.

4. Leases and Rental Revenues
The following is a schedule of future minimum annual rental payments receivable based on non-cancelable leases as of December 31, 1995 assuming no exercise of tenant renewal options:


                1996            $2,000,702
                1997             1,332,924
                1998             1,006,145
                1999               773,078
                2000               539,682
                Thereafter         372,586

                                $6,025,117

Certain leases contain provisions whereby the rent can change annually based upon changes in the Consumer Price Index. All the leases at Powers Ferry provide that tenants pay their pro-rata share of any increases in operating expenses over a base amount. The leases at Sunnyvale R&D and Foothills Tech Plaza are triple net with the tenants paying their pro-rata share of operating expenses.

Leases of two tenants, Acoustic Imaging at Foothills Tech Plaza and Tandem at Sunnyvale R&D, generated rental revenue in excess of 10% of the Partnership's rental revenues for the year ended December 31, 1995. The rental income derived from these leases for 1995 was $470,664 and $859,126, respectively, or 11% and 20% of the Partnership's 1995 total rental income. As of December 31, 1995, Tandem is current in the rent payments.

5. Transactions With Related Parties
Certain cash accounts reflected on the Partnership's balance sheet at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

Pursuant to the Partnership Agreement, the General Partner(s) and their affiliates were paid fees and expenses for services rendered in connection with the formation of the Partnership and the acquisition of the Properties. In addition, the General Partners and their affiliates were paid or are due the following fees and expense reimbursements for ongoing services rendered to the
Partnership:

 a) In connection with the acquisition of the Partnership's investments, the General Partners were paid Investment Fees totalling $2,248,000, which had been capitalized as part of the cost of the investments and allocated to land, buildings, tenant improvements and participating mortgage loans receivable based upon their relative valuations.

 b) The Partnership has agreed to pay the General Partner(s) a fee for managing and servicing the Partnership's investments. The Asset Management Fee will be equal to the lesser of $50,000 per annum or 1% of all cash revenues received by the Partnership, including any deferred interest after deducting (i) operating expenses, (ii) amounts set aside for working capital reserves, and (iii) payments on the Partnership's other current obligations as defined in the Partnership Agreement. Such fees incurred and expensed by the Partnership totalled $10,428, $8,111 and $37,080 in 1995, 1994 and 1993, respectively.

 c) The Partnership has agreed to reimburse the General Partner(s) and affiliates for the actual cost of goods and materials used for and by the Partnership and insurance premiums for insurance coverage provided through affiliates of the General Partners not to exceed the comparable costs for the same services charged by unaffiliated parties.

 d) The Partnership has agreed to pay the General Partner a Subordinated Disposition Fee, in an amount not to exceed the lesser of (i) one half of the competitive real estate commission applicable at the date of sale, or
    (ii) 3% of the amount payable to the Partnership in connection with the disposition of such investment. The fee is payable only after the Unit Holders have been returned their original investment and any unpaid Preferred Return.

At December 31, due to affiliates of the Partnership is as follows:

                                                1995                    1994

Accounts payable to the General Partner:
  Administrative services                    $48,678                 $63,256

Accounts payable to affiliates of the General Partner
  Operational expenses:                           66                   1,553

Total accounts payable to affiliates         $48,744                 $64,809


6. Partners' Equity
The Unit Holders will be entitled to receive from distributions of cash from operations ("Current Cash Receipts") or Net Proceeds from Sales, Investment Repayment and Participation Proceeds (as defined in the Partnership Agreement) a cumulative, non-compounded Preferred Return on their average adjusted unreturned invested capital equal to 14% per annum calculated from January 1, 1987. To the extent that Current Cash Receipts distributed to the Unit Holders is less than the Preferred Return for that year, the unpaid amount may be paid from Current Cash Receipts in subsequent years, or upon sale of a Property or repayment of the Partnership's investments and any Participating Proceeds.

The Partnership Agreement provides for the allocation of income, losses and the distribution of cash generally as follows:

All items of income, loss, deduction and credit from Current Cash Receipts, as defined, will be distributed 97% to Unit Holders and 3% to the General Partner.

Net proceeds from Sales, Investment Repayment and Participating Proceeds shall be distributed as follows:

  a) 99% to the Unit Holders and 1% to the General Partner until the Unit Holders have received cumulative distributions of net proceeds from Sales, Investment Repayment and Participating Proceeds plus Current Cash Receipts equal to their original invested capital plus any unpaid Preferred Return. As of December 31, 1995, the Preferred Return has not been met.

  b) To the General Partner in payment of any unpaid Subordinated Disposition
     Fee.

  c) 85% to the Unit Holders and 15% to the General Partner.

All items of income, gain, loss, deduction and credit attributable to net proceeds from Sales, Investment Repayment and Participating Proceeds will be allocated between the Unit Holders, as a group, and the General Partner, in the same ratio that each such group received distributions of such net proceeds from Sales, Investment Repayment and Participating Proceeds.

The Partnership distributed $10,999,131, $1,348,800, and $3,596,800 to the Unit Holders in 1995, 1994 and 1993, respectively. In addition, the Partnership distributed $139,197, $41,716 and $111,240 to the General Partners in 1995, 1994 and 1993. An additional cash distribution in the amount of $337,200 was paid to the Unit Holders ($.30 per unit) and $10,429 to the General Partner for the quarter ended December 31, 1995, in the first quarter of 1996, as was a special cash distribution in the amount of $618,200 and $19,120 to the Unit Holders ($.55 per Unit) and General Partner, respectively.

7. Litigation
In May 1989, a group of Unit Holders in the Partnership commenced a purported class action on behalf of themselves and all other Unit Holders, claiming that the Unit Holders were induced to purchase Units in reliance upon misrepresentations of material facts allegedly made by the defendants. The action arose under the Federal securities law and principles of common law, and was brought against the Partnership, its General Partners, and the broker-dealer that acted as underwriter in the offering. In July, 1990, the court granted the plaintiffs' motion seeking class certification and in October, 1991, the parties reached a settlement agreement. According to the settlement agreement, proceeds of approximately $39,000 were paid to the Unit Holders in the cash distribution for the quarter ended March 31, 1993, on May 27, 1993. No Partnership funds were expended with respect to this lawsuit or its settlement.

8. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:


                                               Year Ended December 31,

                                        1995            1994         1993

Financial statement basis net income    $2,662,237      $1,449,548   $  931,882


Financial statement amortization
  over (under) tax basis amortization     (328,909)        302,281      610,073
Financial statement depreciation
  over (under) tax basis depreciation      157,590         (82,705)    (129,963)
Financial statement rental income
  (over) under tax basis rental income     151,538        (231,408)     191,502
Financial statement gain on sale of
  property under tax basis gain
  on sale of property                       70,288              --           --

Other                                       30,944         (24,774)      24,928

                                            81,451         (36,606)     696,540

Federal income tax basis net income     $2,743,688      $1,412,942   $1,628,422



Reconciliation of financial statement partners' capital to federal income tax basis partners' capital:


					Year Ended December 31,

                                              1995            1994         1993

Financial statement basis partners'
  capital                              $27,084,849     $35,560,940  $35,501,908

Current year financial statement basis
  net income under federal income
  tax basis net income (loss)               81,451         (36,606)     696,540
Other                                           --            (492)          --

Current Year Accrued Distribution               --              --      579,381

Cumulative Federal income tax basis
  net income over financial statement
  net income                            12,076,101      12,112,707   10,837,278

Federal income tax basis partners'
  capital                              $39,242,401     $47,637,041  $47,614,615



Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the respective taxing authorities.



               ---------- Independent Auditors' Report ----------

The Partners
Participating Development Fund 86:

We have audited the accompanying balance sheets of Participating Development Fund 86 (a Connecticut limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partner's capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Participating Development Fund 86 as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                        KPMG Peat Marwick LLP



Boston, Massachusetts
February 16, 1996




Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $35.34 Unit at December 31, 1995 (Unaudited)

                             Date of Acquisition
                             or Funding of Equity    Acquisition     Appraised
Property                     Convertible Loan        Cost (1)        Value (2)

Sunnyvale R&D                08-28-86                $11,185,961    $ 9,000,000
1899 Powers Ferry            07-07-87                  8,916,095      6,100,000
Pebblebrook Apartments       09-04-86                 10,214,190     10,570,000

                                                     $30,316,246    $25,670,000

Cash and cash equivalents                                             1,480,034
Accounts receivable                                                      31,304
Prepaid expenses                                                        273,681

                                                                     27,455,019
Less:
Accounts payable and accrued expenses                                  (133,022)
Due to affiliates                                                       (48,744)
Prepaid rent                                                            (79,555)

Partnership Net Asset Value (3)                                     $27,193,698

Net Asset Value Allocated:
Limited Partners                                                    $26,921,761
General Partners                                                        271,937

                                                                    $27,193,698

Net Asset Value Per Unit
  (1,124,000 units outstanding)                                          $23.95


(1) Purchase price plus General Partners' acquisition fees.

(2) This represents the Partnership's share of the December 31, 1995 Appraised Values which were determined by an independent property appraisal firm, except for Pebblebrook Apartments which is currently in negotiation for sale with an unaffiliated buyer and accordingly, the tentative sale price, net of closing costs, has been used.

(3) The Net Asset Value assumes a hypothetical sale at December 31, 1995 of all the Partnership's properties at their appraised values and the distribution of the proceeds of such sale, combined with the Partnership's cash, after liquidation of the Partnership's liabilities to the Partners. Real Estate Brokerage commissions payable to the General Partner or others are not determinable at this time and have not been included in the determination. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its properties and other assets, cash available for distribution to the Partners would be less than the appraised Net Asset Value.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. Further, the appraised value does not reflect the actual costs which would be incurred in selling the property. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors including, but not limited to Net Asset Value per Unit, in determining the fair market value of an investment in the Partnership for such purposes.