Form 10-K, Exhibit 13
period 1996-12-31
PARTICIPATING DEVELOPMENT FUND 86
filed 1997-03-27
CIK 785940

Exhibit 13
                       ----------------------------------
                       Participating Development Fund 86

                       1996 Annual Report to Unitholders
                       Participating Development Fund 86
                      ------------------------------------



Participating Development Fund 86 is a limited partnership formed in 1986 to fund participating investments secured by commercial and multi-family residential real estate properties. The Partnership subsequently took title to four of the five participating investments. One of the participating investments was sold and two of the Partnership's properties have been sold including Pebblebrook Apartments, which was sold on May 23, 1996. The Partnership's two remaining properties are a commercial office building and a combined office/research and development facility. Provided below is a comparison of lease levels at the properties as of December 31, 1996 and 1995.



                                                     Percentage Leased
      Property                  Location                1996      1995
      Sunnyvale R&D             Sunnyvale, CA           100%      100%
      1899 Powers Ferry         Atlanta, GA              84%       94%





         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596     Attn:  Financial Communications
         800-223-3464                   800-223-3464




                              Message to Investors
                             ----------------------

We are pleased to present the 1996 Annual Report for Participating Development Fund 86 (the "Partnership"). Included in this report is a review of national market conditions, an update of Partnership operations, and financial highlights for the year. As previously reported, Pebblebrook Apartments was sold on May 23, 1996 for a net sales price of $10,210,955. Your share of the net proceeds, totaling $9.00 per Unit, was distributed on August 30, 1996. Please refer to the Property Profiles & Leasing Update section of this report for additional information regarding local market conditions for both of the Partnership's remaining properties, as well as their operating performance during 1996.

Market Overview and Property Sales

The commercial office market continued to recover throughout the year, particularly in the suburban office sector. Suburban office vacancy rates declined to approximately 11% at year-end 1996 versus approximately 15% a year earlier. Overall, demand for office space continues to increase, bringing about continually lower vacancy rates and, in many regions of the country, enabling property owners to raise rental rates. Accordingly, as many traditional investors express increased interest, the availability of financing for investment in this sector has risen substantially. Conditions in the markets where the Partnership's two remaining properties are located generally paralleled those in the national market.

In view of these ongoing improvements in the real estate and capital markets, we believe that the current favorable environment may present further opportunities to sell the Partnership's properties. Accordingly, the General Partner anticipates marketing for sale at least one of the two remaining properties in 1997 as various leasing issues are resolved. It should be noted that there can be no assurance that any of the Partnership's future marketing efforts will result in a sale of a property or that a sale, if completed, will result in any particular price.

Cash Distributions

The Partnership paid cash distributions to Limited Partners totaling $10.75 per Unit for the year ended December 31, 1996, including a fourth quarter cash distribution of $0.30 per Unit that was either credited to your brokerage account or sent directly to you on February 13, 1997. Since inception, the Partnership has paid total cash distributions of $41.26 per original $50 Unit, including $23.66 per Unit in return of capital payments which have reduced the Unit size from $50 to $26.34. The timing and amount of future cash distributions will be determined quarterly and will depend on the adequacy of the Partnership's cash flow and cash reserve requirements.

Cash Distributions Per Limited Partnership Unit

               First     Second     Third      Fourth
             Quarter    Quarter    Quarter     Quarter    Total
     1995     $0.30      $0.30     $8.89(1)     $0.30    $ 9.79
     1996     $0.85(2)   $0.30     $9.30(3)     $0.30    $10.75

(1) Includes $8.59 in return of capital from the sale of Foothills Tech Plaza paid on November 24, 1995.
(2) Includes a special one time cash distribution of $0.55 per Unit paid on March 29, 1996.
(3) Includes $9.00 in return of capital from the sale of Pebblebrook Apartments paid on August 30, 1996.




General Information

As you are probably aware, a third party has commenced a partial tender offer to purchase units of the Partnership at a price which is substantially below the Partnership's Net Asset Value. In response to the offer, we have recommended that limited partners reject the offer because it does not reflect the underlying value of the Partnership's assets. According to published industry sources, most investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding those offers on a timely basis.

Summary

In the coming year the General Partner will continue to explore opportunities to sell the Partnership's properties as market conditions warrant. Additionally, we intend to focus on leasing the vacant space at 1899 Powers Ferry so as to further improve the property's marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

PDF86 Real Estate Services Inc.
General Partner

/s/Kenneth L. Zakin

Kenneth L. Zakin
President

March 24, 1997




                       Property Profiles & Leasing Update
                      ------------------------------------

SUNNYVALE R&D   Sunnyvale, California

Located in California's Silicon Valley, Sunnyvale R&D is a one- story research and development building containing 105,285 square feet of leasable area. The property provides an attractive location for high technology companies.

Leasing Update - Tandem Computers, Inc. ("Tandem") leases 100% of the property's space, pursuant to a lease scheduled to expire March 31, 1999. Tandem, which subleases its space to a computer networking company, is responsible for all lease obligations through the scheduled expiration of its own lease. Tandem's lease generated $859,126 or 32% of the Partnership's 1996 rental income.

Sunnyvale Market Update - The continued expansion of the high- technology and biotechnology industry contributed to the Silicon Valley's stable population growth and low unemployment rate during the year, making the region one of the strongest economies in the United States. The demand for space within the area's research and development sector continued to increase throughout 1996, leading to a decline in vacancy rates to approximately 3.1% at year-end 1996 from approximately 4.9% one year earlier. The Sunnyvale market, located within the Silicon Valley, benefited from this increased demand as economic conditions in the area remained very strong. Vacancy rates for research and development space in Sunnyvale fell to 4.7% as of year-end 1996 from 5.2% a year earlier. The area also experienced an increase in rental rates throughout the year, which have contributed to significant increases in the values of most properties.


1899 POWERS FERRY   Atlanta, Georgia

Located in the northwest section of Atlanta, Georgia, 1899 Powers Ferry is a 96,508 square foot class-A office property. The property offers several attractive amenities including a health club, cafe and a multi-user conference room.

Leasing Update - The General Partner executed a two-year lease extension representing 1,200 square feet and a three-year lease renewal representing 2,324 square feet, during the year. A tenant expanded its space by 1,543 square feet, renewing its lease for five years. Another tenant extended its lease for three years but reduced its space by 1,683 square feet. Additionally, five tenants leasing a total of 10,799 square feet vacated their spaces upon the expiration of their respective leases. As a result, the property was 84% leased at December 31, 1996 compared with 94% at December 31, 1995. As discussed below, market conditions in Atlanta are strong and we expect to re-lease the property's vacant space in the near future. During 1997, two leases totaling 3,690 square feet or approximately 4% of the property's space are scheduled to expire.

Atlanta Market Update - Atlanta maintained its positioning as one of the leading markets nationwide as general economic conditions remained strong throughout the year. Aided in part by the 1996 Olympic Games, the services and trade sectors continued to experience substantial growth and the market sustained its high rate of job absorption. This growth positively impacted the entire Atlanta region, including the property's submarket, as evidenced by the submarket's slightly improved vacancy rate of approximately 5% at year-end 1996 versus 6% in 1995. As a result of these conditions, rental rates have risen and property values are continuing to increase. While these trends are expected to slow during the upcoming year, the region's economic forecast for 1997 is positive.



                              Financial Highlights
                             ----------------------

For The Years Ended December 31,     1996     1995     1994     1993     1992
Dollars in thousands except per Unit data

Total revenues                    $ 2,964  $ 4,549  $ 4,589  $ 4,101  $ 4,270
Total expenses                      2,035    2,975    3,139    3,169    2,990
Net income                          3,334    2,662    1,450      932    1,280
Total assets                       18,301   27,446   36,106   36,191   39,205
Net income per Unit                  2.92     2.32     1.25      .80     1.10
Cash distributions per
   Limited Partnership Unit         10.75(2)  9.79(1)  1.20     2.70     2.40



(1) Includes $8.59 in return of capital from the sale of Foothills Tech Plaza paid on November 24, 1995.

(2) Includes a special one time cash distribution of $0.55 per Unit paid on March 29, 1996, and $9.00 in return of capital from the sale of Pebblebrook Apartments paid on August 30, 1996.

The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.

- Total revenues and total expenses decreased in 1996 as a result of the sale of both Foothills Tech Plaza and Pebblebrook Apartments.

- The increase in net income is primarily attributable to the gain on the sale of Pebblebrook Apartments in the amount of $2,405,209 in 1996.





Balance Sheets
--------------
                                               At December 31,  At December 31,
                                                         1996             1995
Assets
Real estate, at cost:
  Land                                            $ 8,387,590      $ 8,387,590
  Buildings and personal property                  11,445,862       11,460,068
  Tenant improvements                               1,193,476        1,234,416
                                                   21,026,928       21,082,074
  Less accumulated depreciation                    (4,131,094)      (3,683,523)
                                                   16,895,834       17,398,551

Real estate assets held for sale                            -        7,780,273
Cash and cash equivalents                             736,429        1,480,034
Restricted cash                                        44,329          100,286
Accounts and other receivables, net of allowance
 for doubtful accounts of $10,000 in 1996              30,188           31,304
Prepaid expenses, net of accumulated amortization
 of $175,007 in 1996 and $111,997 in 1995             239,359          273,681
Incentives to lease, net of accumulated amortization
 of $87,892 in 1996 and $54,794 in 1995               155,595          188,693
Deferred rent receivable                              199,336          193,634
  Total Assets                                    $18,301,070      $27,446,456
Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses            $    85,080      $   142,956
 Due to affiliates                                      3,658           38,810
 Security deposits payable                             40,070          100,286
 Prepaid rent                                               -           79,555
  Total Liabilities                                   128,808          361,607
Partners' Capital (Deficit):
 General Partner                                     (547,912)        (436,797)
 Limited Partners (1,124,000 units outstanding)    18,720,174       27,521,646
  Total Partners' Capital                          18,172,262       27,084,849
  Total Liabilities and Partners' Capital         $18,301,070      $27,446,456



Statement of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994


                                         General        Limited
                                         Partner       Partners          Total
Balance at December 31, 1993           $(357,460)  $ 35,859,368   $ 35,501,908
Cash distributions                       (41,716)    (1,348,800)    (1,390,516)
Net income                                43,486      1,406,062      1,449,548
Balance at December 31, 1994           $(355,690)  $ 35,916,630   $ 35,560,940
Cash distributions                      (139,197)   (10,999,131)   (11,138,328)
Net income                                58,090      2,604,147      2,662,237
Balance at December 31, 1995           $(436,797)  $ 27,521,646   $ 27,084,849
Cash distributions                      (163,018)   (12,083,149)   (12,246,167)
Net income                                51,903      3,281,677      3,333,580
Balance at December 31, 1996           $(547,912)  $ 18,720,174   $ 18,172,262



Statements of Operations
For the years ended December 31,                  1996         1995        1994
Income
Rental                                      $2,706,140   $4,397,667  $4,387,259
Interest                                       201,466      142,161      11,912
Other                                           55,944        8,807     189,508
  Total Income                               2,963,550    4,548,635   4,588,679
Expenses
Property operating                           1,131,167    1,403,161   1,407,195
Depreciation and amortization                  678,208    1,358,528   1,513,099
General and administrative                     225,804      213,569     201,932
Bad debt expense                                     -            -      16,905
  Total Expenses                             2,035,179    2,975,258   3,139,131
Income before gain on sale of real estate      928,371    1,573,377   1,449,548
Gain on sale of real estate                  2,405,209    1,088,860           -
  Net Income                                $3,333,580   $2,662,237  $1,449,548
Net Income Allocated:
To the General Partner                      $   51,903   $   58,090  $   43,486
To the Limited Partners                      3,281,677    2,604,147   1,406,062
                                            $3,333,580   $2,662,237  $1,449,548
Per limited partnership unit
(1,124,000 outstanding)                          $2.92        $2.32       $1.25




Statements of Cash Flows
For the years ended December 31,                  1996         1995        1994
Cash Flows From Operating Activities:
Net income                                $  3,333,580 $  2,662,237 $ 1,449,548
Adjustments to reconcile net income to
net cash provided by operating activities:
 Depreciation and amortization                 678,208    1,358,528   1,513,099
 Gain on sale of real estate                (2,405,209)  (1,088,860)          -
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Restricted cash                               55,957       51,876     212,198
  Accounts receivable                            1,116      (12,567)     47,928
  Prepaid expenses                             (42,564)      51,564    (358,425)
  Incentives to lease                                -       58,957    (302,444)
  Deferred rent receivable                      (5,702)      76,067       7,072
  Accounts payable and accrued expenses        (57,876)    (208,995)    117,214
  Due to affiliates                            (35,152)       2,055     (53,639)
  Security deposits payable                    (60,216)     (51,876)     30,366
  Prepaid rent                                 (79,555)      75,470    (238,479)
Net cash provided by operating activities    1,382,587    2,974,456   2,424,438
Cash Flows From Investing Activities:
Proceeds from sale of real estate assets    10,210,955    9,714,490           -
Additions to real estate                       (90,980)    (211,470) (1,691,770)
Net cash provided by (used for) investing
activities                                  10,119,975    9,503,020  (1,691,770)
Cash Flows From Financing Activities:
Cash distributions                         (12,246,167) (11,138,328) (1,390,516)
Net cash used for financing activities     (12,246,167) (11,138,328) (1,390,516)
Net increase (decrease) in cash and cash
equivalents                                   (743,605)   1,339,148    (657,848)
Cash and cash equivalents, beginning of
year                                         1,480,034      140,886     798,734
Cash and cash equivalents, end of year    $    736,429 $  1,480,034 $   140,886
Supplemental Schedule of Non-Cash Investing
Activities:
Write-off of fully depreciated building
improvements                              $    120,653 $     33,152 $ 5,476,432



                       Notes to the Financial Statements
                      -----------------------------------
                        December 31, 1996, 1995 and 1994

1. Organization
Participating Development Fund 86, a Real Estate Limited Partnership (the "Partnership") was formed on December 9, 1985, under the Uniform Limited Partnership Act of the State of Connecticut. The Partnership was originally formed to invest in participating investments, secured by commercial and multi-family residential real estate, by entering into land purchase leaseback transactions and funding leasehold mortgage loans on improvements constructed on such land (the "Participating Investments"). The Partnership ultimately took title to four of the Participating Investments funded. One Participating Investment was sold during 1989 and two of the four properties directly owned by the Partnership were sold during 1995 and 1996. The Partnership now leases and operates the remaining two properties. The General Partners were PDF86 Real Estate Services, Inc. ("PDF86"), formerly Shearson Lehman Brothers/PDF 86, Inc. (see below), and Phoenix Realty/PDF 86, Inc. ("Phoenix"), a Connecticut corporation and an indirect wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company ("Phoenix Mutual"). The Partnership commenced operations on April 23, 1986.

On June 15, 1992, Phoenix sent a notice of resignation as co- General Partner of the Partnership to PDF86. The effective date of resignation was June 16, 1992. As a result of the resignation of Phoenix, PDF86 as sole General Partner manages the affairs of the Partnership. Since PDF86 had been a co-General Partner and was actively involved in the management of the Partnership since it was formed, the resignation of Phoenix has not had any adverse impact on the continuing operations of the Partnership.

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

On February 16, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution.

2. Significant Accounting Policies

Real Estate Investments - Buildings and personal property are stated at cost, less accumulated depreciation and amortization. Costs related to the selection and acquisition of the Partnership's properties have been capitalized as part of the costs of those Properties. Leasing costs and costs incurred to construct tenant improvements are amortized over the term of the related lease agreements using the straight-line method.

Depreciation on buildings and personal property is provided over the estimated economic lives of the Properties (5 - 35 years) using the straight-line method. Tenant improvements and leasing costs are amortized over the term of the related lease agreements using the straight-line method.

Real Estate Assets Held for Sale - Real estate held for sale is carried at the lower of cost or fair market value less selling costs.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long- lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995.

Rental Income and Deferred Rent - Rental income is recognized as earned over the terms of the lease agreements. Deferred rent receivable consists of rental income which is recognized on a straight line basis over the lease terms, but will not be received until later periods as a result of scheduled rental increases.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term, highly liquid debt instruments purchased with an original maturity of three months or less. The carrying value approximates fair value because of the short maturity of these instruments.

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

1899 Powers Ferry - On May 30, 1986, the Partnership acquired the land and participating mortgage loan receivable on 1899 Powers Ferry ("Powers Ferry") from Phoenix Mutual, which had funded the investment on behalf of the Partnership on April 4, 1986. Powers Ferry is a four-story office building located in Marietta, Georgia containing approximately 93,000 square feet of space.

The mortgagor/lessee of Powers Ferry did not make the ground rent and mortgage loan payments due May 1, 1987, and, as a result, the Partnership issued a notice of default. On July 7, 1987, the Partnership became the owner of the property in its entirety through a foreclosure sale transaction. On that date, the Partnership's Participating Investment in Powers Ferry, net of escrowed funds returned and debt service payments received totaled $8,916,094. For Federal income tax purposes, the debt service payments paid from mortgage loan proceeds in escrow ($904,593 including interest) were recorded as income and no depreciation was recorded through July 7, 1987. As a result, the Partnership's depreciable basis in the Powers Ferry property is greater for tax purposes than for financial reporting purposes. In connection with the acquisitions of Powers Ferry and Foothills Tech Plaza, the Partnership paid Phoenix Mutual $19,392,519, representing the cost to Phoenix Mutual plus net interest of $102,482 on funds disbursed by Phoenix Mutual.

As of December 31, 1996 and 1995, Powers Ferry was 84% and 94% leased, respectively.

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

Sunnyvale R&D is 100% leased to a single tenant Tandem Computers Inc. ("Tandem") as of December 31, 1996. The tenant signed a six-year lease (the "Master Lease") which commenced April 1, 1988 at an annual rental rate of $7.68 per square foot, triple net, and on April 1, 1994 negotiated a five year extension at an average annual rental rate of $8.16 per square foot. The tenant has the option, beginning at the end of the third year of this extension period, to terminate the lease by providing the Partnership with written notification at least twelve months in advance and paying a substantial lease termination penalty specified in the lease agreement.

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

Pebblebrook Apartments was sold on May 23, 1996 for a net sales price of $10,210,955. The transaction resulted in a gain on sale of $2,405,209.

4. Leases and Rental Revenues

The following is a schedule of future minimum annual rental payments for Powers Ferry and Sunnyvale R&D based on non-cancelable leases as of December 31, 1996 assuming no exercise of tenant renewal options:

                1997            $  1,936,138
                1998               1,846,046
                1999               1,042,801
                2000                 637,679
                2001                 468,694
                Thereafter                 _
                                $  5,931,358

Certain leases contain provisions whereby the rent can change annually based upon changes in the Consumer Price Index. All the leases at Powers Ferry provide that tenants pay their pro-rata share of any increases in operating expenses over a base amount. The lease at Sunnyvale R&D is triple net with the tenant paying its pro-rata share of operating expenses.

Tandem, occupying 100% of the Sunnyvale R&D building, generated rental revenue in excess of 10% of the Partnership's rental revenues for the years ended December 31, 1996, 1995 and 1994. For the years ended December 31, 1996, 1995 and 1994, Tandem has contributed $859,126 (32%), $859,126 (20%), and $846,491
(19%), respectively, of the Partnership's rental income and is current on its rent payments.

5. Transactions With Related Parties

Certain cash and cash equivalents were on deposit with an affiliate of a General Partner during a portion of 1996 and all of 1995. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

Pursuant to the Partnership Agreement, the General Partner(s) and their affiliates were paid fees and expenses for services rendered in connection with the formation of the Partnership and the acquisition of the Properties. In addition, the General Partners and their affiliates were paid or are due the following fees and expense reimbursements for ongoing services rendered to the
Partnership:

a) In connection with the acquisition of the Partnership's investments, the General Partners were paid Investment Fees totaling $2,248,000, which had been capitalized as part of the cost of the investments and allocated to land, buildings, tenant improvements and participating mortgage loans
     receivable    based upon their relative valuations.

b)   The Partnership has agreed to pay the General Partner a fee for managing
     and servicing the     Partnership's investments. The Asset Management Fee
     will be equal to the lesser of $50,000 per annum or 1% of all cash revenues received by the Partnership, including any deferred interest
     after     deducting (i) operating expenses, (ii) amounts set aside for
     working capital reserves, and (iii)   payments on the Partnership's other
     current obligations as defined in the Partnership Agreement. Such fees incurred and expensed by the Partnership totaled $17,382, $10,428 and
     $8,111 in 1996, 1995    and 1994, respectively.

c)   The Partnership has agreed to reimburse the General Partner and affiliates
     for the actual cost of   goods and materials used for and by the
     Partnership and insurance premiums for insurance coverage provided through affiliates of the General Partner not to exceed the comparable costs for the same services charged by unaffiliated parties.

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

At December 31, amounts due to affiliates of the Partnership are as follows:


                                                               1996      1995

   Accounts payable to the General Partner and affiliates:
   Asset management fee                                      $3,476   $38,744
   Out - of - pocket expenses                                   182        66
   Total accounts payable to affiliates                      $3,658   $38,810


6. Partners' Equity

The Unit Holders will be entitled to receive from distributions of cash from operations ("Current Cash Receipts") or Net Proceeds from Sales, Investment Repayment and Participation Proceeds (as defined in the Partnership Agreement) a cumulative, non-compounded Preferred Return on their average adjusted unreturned invested capital equal to 14% per annum calculated from January 1, 1987. To the extent that Current Cash Receipts distributed to the Unit Holders is less than the Preferred Return for that year, the unpaid amount may be paid from Current Cash Receipts in subsequent years, or upon sale of a Property or repayment of the Partnership's investments and any Participating Proceeds. At December 31, 1996 the Unit Holders have not yet received their cumulative preferred return.

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

All items of income, gain, loss, deduction and credit attributable to net proceeds from Sales, Investment Repayment and Participating Proceeds will be allocated between the Unit Holders, as a group, and the General Partner, in the same ratio that each such group received distributions of such net proceeds from Sales, Investment Repayment and Participating Proceeds. The Partnership distributed $12,083,149, $10,999,131, and $1,348,800 to the Unit Holders in
1996, 1995 and 1994, respectively. In addition, the Partnership distributed $163,018, $139,197 and $41,716 to the General Partners in 1996, 1995 and 1994.
An additional cash distribution in the amount of $337,200 was paid to the Unit Holders ($.30 per unit) and $10,429 to the General Partner for the quarter ended December 31, 1996, in the first quarter of 1997.

7. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:


                                                          Year Ended
December 31,
                                                 1996         1995        1994

Financial statement basis net income      $ 3,333,580   $2,662,237  $1,449,548

Financial statement amortization over
(under) tax basis amortization                (12,285)    (328,909)    302,281
Financial statement depreciation over
(under) tax basis depreciation               (106,954)     157,590     (82,705)
Financial statement rental income (over)
under tax basis rental income                 (85,257)     151,538    (231,408)
Financial statement gain on sale of property
under tax basis gain on sale of property   (2,213,064)      70,288           -

Other                                             305       30,944     (24,774)

                                           (2,417,255)      81,451     (36,606)

Federal income tax basis net income       $   916,325   $2,743,688  $1,412,942


Reconciliation of financial statement partners' capital to federal income tax basis partners' capital:

                                                   Year Ended December 31,
                                                1996         1995         1994
Financial statement basis partners'
capital                                  $18,172,262  $27,084,849  $35,560,940

Current year financial statement basis
     net income under federal income
     tax basis net income (loss)          (2,417,255)      81,451      (36,606)

Other                                              -            -            -

Current year accrued distribution                  -            -            -

Cumulative Federal income tax basis
     net income over financial statement
     net income                           12,157,552   12,076,101   12,112,707

Federal income tax basis partners'
capital                                  $27,912,559  $39,242,401  $47,637,041

Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the respective taxing authorities.




                          Independent Auditors' Report
                         ------------------------------



     The Partners
     Participating Development Fund 86:


     We have audited the accompanying balance sheets of Participating Development Fund 86 (a Connecticut limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Participating Development Fund 86 as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                        KPMG Peat Marwick LLP
     Boston, Massachusetts
     February 4, 1997




                              Net Asset Valuation
                             ---------------------

Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $26.34 Unit at December 31, 1996 (Unaudited)


                                                  Acquisition    1996 Appraised
Property                 Date of Acquisition         Cost (1)         Value (2)
Sunnyvale R&D                       08-28-86     $ 11,185,961      $ 10,200,000
1899 Powers Ferry                   07-07-87        8,916,095         7,300,000
                                                 $ 20,102,056        17,500,000
Cash and cash equivalents                                               736,429
Restricted cash                                                          44,329
Accounts receivable                                                      30,188
Prepaid expenses                                                          6,269
                                                                     18,317,215
Less:
 Total liabilities                                                     (128,808)
Partnership Net Asset Value (3)                                    $ 18,188,407

Net Asset Value Allocated:
 Limited Partners                                                  $ 18,006,523
 General Partner                                                        181,884
                                                                   $ 18,188,407
Net Asset Value Per Unit
  (1,124,000 Units outstanding)                                          $16.02

(1) Purchase price plus General Partners' acquisition fees.

(2) This represents the Partnership's share of the December 31, 1996 Appraised Values which were determined by an independent property appraisal firm.

(3) The Net Asset Value assumes a hypothetical sale at December 31, 1996 of all the Partnership's properties at their appraised values and the distribution of the proceeds of such sale, combined with the Partnership's cash, after liquidation of the Partnership's liabilities to the Partners. Real Estate Brokerage commissions payable to the General Partner or others are not determinable at this time and have not been included in the determination. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its properties and other assets, cash available for distribution to the Partners would be less than the appraised Net Asset Value.

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





                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE
                   ------------------------------------------


The Partners
Participating Development Fund 86:

Under date of February 4, 1997 we reported on the balance sheets of Participating Development Fund 86 (a Connecticut limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996, as contained in the 1996 annual report to unit holders. These financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1996. In connection with our audits of the aforementioned financial statements, we also audited the related financial statements schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                                        KPMG Peat Marwick LLP
Boston, Massachusetts
February 4, 1997




Schedule III - Real Estate and Accumulated Depreciation December 31, 1996


                                         Sunnyvale            1899
Office Buildings:                            R & D    Powers Ferry        Total

Location                             Sunnyvale, CA    Marietta, GA           na

Construction date                             1986            1986           na
Acquisition date                          08-28-86        07-07-87           na
Life on which depreciation
in latest income statements
is computed                                    (3)             (3)           na
Encumbrances                                     -               -            -
Initial cost to Partnership (1):
     Land                                6,336,962       2,050,628    8,387,590
     Buildings and
     improvements                        4,848,999       6,774,215   11,623,214
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements                    3,141,469       2,254,573    5,396,042
     Retirements                        (2,976,402)     (1,403,516)  (4,379,918)

Gross amount at which
carried at close of period:
     Land                              $ 6,336,962     $ 2,050,628  $ 8,387,590
     Buildings and
     improvements                        5,014,066       7,625,272   12,639,338
                                        11,351,028       9,675,900   21,026,928

Accumulated depreciation                 1,551,841       2,579,253    4,131,094

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $5,371,049.
(3) Buildings and personal property : 5 - 35 years, tenant improvements : over the terms of the respective leases.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1996, 1995, and 1994 follows:

                                                1996          1995         1994
Real estate investments:
Beginning of year                        $30,909,245   $42,595,901  $46,380,563
Additions                                     90,980       211,470    1,691,770
Retirements                                 (120,653)      (33,151)  (5,476,432)
Dispositions                              (9,852,644)  (11,864,975)           -
End of year                              $21,026,928   $30,909,245  $42,595,901

Accumulated depreciation:
Beginning of year                        $ 5,730,421   $ 7,744,521  $11,772,231
Depreciation expense                         568,224     1,251,637    1,448,722
Retirements                                 (120,653)      (26,391)  (5,476,432)
Dispositions                              (2,046,898)   (3,239,346)           -
End of year                              $ 4,131,094   $ 5,730,421  $ 7,744,521