Form 10-K, Exhibit 13
period 1997-12-31
PARTICIPATING DEVELOPMENT FUND 86
filed 1998-03-30
CIK 785940

Exhibit 13

                Participating Development Fund 86

                1997 Annual Report to Unitholders

                Participating Development Fund 86




Participating Development Fund 86 is a limited partnership formed in 1986 to fund participating investments secured by commercial and multi-family residential real estate properties. The Partnership subsequently took title to four of the five participating investments. One of the participating investments and two of the Partnership's properties have been sold. The Partnership's two remaining properties are a commercial office building and a combined office/research and development facility. Provided below is a comparison of lease levels at the properties as of December 31, 1997 and 1996.



                                         Percentage Leased
      Property                  Location       1997   1996
      Sunnyvale R&D             Sunnyvale, CA  100%   100%
      1899 Powers Ferry         Atlanta, GA     87%    84%






                            Contents

                      1   Message to Investors
                      3   Financial Highlights
                      4   Financial Statements
                      7   Notes to the Financial Statements
                     13   Report of Independent Auditors
                     14   Net Asset Valuation







Administrative Inquiries        Performance Inquiries/Form 10-Ks
Address Changes/Transfers       First Data Investor Services Group
Service Data Corporation        P.O. Box 1527
2424 South 130th Circle         Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596      Attn:  Financial Communications
800-223-3464                    800-223-3464

Message to Investors


We are pleased to present the 1997 Annual Report for Participating Development Fund 86 (the "Partnership"). Included in this report is an update on market conditions and operations at the Partnership's remaining properties, Sunnyvale R & D and 1899 Powers Ferry. Also included are financial highlights and the Partnership's 1997 audited financial statements.

Market Update
The commercial office market continued to improve during 1997, with a strong economy boosting demand for office space in most areas of the country. Atlanta and Silicon Valley, where the Partnership's properties are located, both reflected these positive trends. In Atlanta, the strong local economy and continuing influx of new businesses gave rise to an increase in rental rates from 1996 to 1997, while vacancy rates in the Northwest submarket where 1899 Powers Ferry is located, were at 7.6% at year end. In Silicon Valley, demand for research and development facilities such as the Partnership's remained high, and the region continues to rank among the strongest markets nationwide. As of third quarter 1997, vacancy rates declined to 4.4% from 5% a year earlier and rental rates continue to gradually increase. Although construction of new properties has commenced in Atlanta and Silicon Valley, it is expected that operating conditions will remain stable in both markets in the near term.

Property Update
As a result of these strong operating conditions, we will begin marketing the properties for sale and are in the process of selecting a broker to assist with these efforts. While we currently anticipate that they will be sold and the Partnership liquidated in 1998, there can be no assurance that either property will be sold within this time frame, or that a sale will result in a particular price. Once the properties are sold, the General Partner will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of or provision for, the Partnership's liabilities and expenses) and dissolve the Partnership.

Sunnyvale R & D  Sunnyvale, California
Tandem Computers Inc. ("Tandem"), which leases 100% of Sunnyvale R & D, continues to sublease the entire space to a computer networking company. Tandem is responsible for all lease obligations through the scheduled expiration of the lease, on March 31, 1999.

1899 Powers Ferry  Atlanta, Georgia
At 1899 Powers Ferry, leasing activity was minimal during 1997, with one new lease for 874 square feet executed during the year and a tenant occupying 2,985 square feet pursuant to a lease which expired on September 30, 1997, continuing to occupy its space on a month-to-month basis. Another tenant representing 700 square feet, vacated its space upon expiration of the lease. As a result, the property was 87% leased at December 31, 1997, up slightly from 84% a year earlier. In the coming year, three leases totaling 10,275 square feet, or approximately 11% of the property's leasable area, are scheduled to expire. The General Partner is negotiating renewals with two of the tenants and has a lease out for signiture representing 3,311 square feet scheduled to close subsequent to the end of first quarter 1998.

As previously reported, Cobb County, Georgia has notified the Partnership of its intent, under the powers of eminent domain, to condemn a portion of the land at Powers Ferry for the widening of Powers Ferry Road. The condemnation may occur in 1998, however, the Partnership has not yet received a formal notice of condemnation from Cobb County. The condemnation may have a substantial impact on the value of the property since the road will be moved closer to the building, the driveway will be relocated and reduced in size and the vast majority of the landscaping in front of the building will be removed. Cobb County will be required to compensate the Partnership for the portion of the land actually taken and any consequential damages (damages occurring to the portion of the property not taken). The Partnership has retained legal counsel to ensure that it is sufficiently compensated for any damages that may result from the condemnation.

Cash Distributions
The Partnership paid cash distributions to Limited Partners totaling $1.20 per Unit for the year ended December 31, 1997, including a fourth quarter cash distribution of $0.30 per Unit that was either credited to your brokerage account or sent directly to you on February 13, 1998. Since inception, the Partnership has paid total cash distributions of $42.46 per original $50 Unit, including $23.66 per Unit in return of capital payments which have reduced the Unit size from $50 to $26.34. The timing and amount of future cash distributions will be determined quarterly and will depend on the adequacy of the Partnership's cash flow and cash reserve requirements.

Cash Distributions Per Limited Partnership Unit

        First     Second    Third     Fourth
        Quarter   Quarter   Quarter   Quarter    Total
1996    $0.851    $0.30     $9.302    $0.30      $ 10.75
1997    $0.30     $0.30     $0.30     $0.30      $  1.20

1 Includes a special one-time cash distribution of $0.55 per Unit paid on March 29, 1996.

2   Includes $9.00 in return of capital from the sale of
Pebblebrook Apartments paid on August 30, 1996.

General Information
As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we recommended that Limited Partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary
As a result of the improving local market conditions and favorable capital markets, the General Partner has decided to begin marketing Sunnyvale R&D and 1899 Powers Ferry for sale. We are currently in the process of selecting a real estate broker to assist with our efforts to sell both of the Partnership's properties. While we are hopeful that the properties will be sold in 1998, there can be no assurance as to when the sales will occur or that the sales will result in a particular price. In the interim, we will continue to focus on leasing the vacant space at 1899 Powers Ferry so as to further improve the property's marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

PDF86 Real Estate Services Inc.
General Partner


/s/Jeffrey C. Carter
Jeffrey C. Carter
President

March 30, 1998

Financial Highlights

For The Years Ended December 31,

                        1997    1996    1995     1994    1993
Dollars in thousands
except per Unit data

Total revenues         $2,142   $2,964   $4,549   $4,589  $4,101
Total expenses          1,427    2,035    2,975    3,139   3,169
Gain on sale of
real estate                 -    2,405    1,089        -       -
Net income                715    3,334    2,662    1,450     932
Total assets           17,709   18,301   27,446   36,106  36,191
Net income per Unit       .62     2.92     2.32     1.25     .80
Cash distributions per
Limited Partnership Unit 1.20    10.75(1)  9.79(2)  1.20    2.70

(1) Includes a special one time cash distribution of $0.55 per Unit paid on March 29, 1996, and $9.00 in return of capital from the sale of Pebblebrook Apartments paid on August 30, 1996.

(2) Includes $8.59 in return of capital from the sale of Foothills Tech Plaza paid on November 24, 1995.


The above selected financial data should be read in conjunction with the financial statements and related notes included in this report.

- Total revenues and total expenses decreased in 1997 primarily as a result of the sale of Pebblebrook Apartments in 1996.

- The decrease in net income is primarily attributable to the gain on the sale of Pebblebrook Apartments in 1996. Income before the gain totaled $928,371 in 1996. The decrease from 1996 to 1997 is primarily a result of the sale of Pebblebrook and the resulting reduction in rental income.

  Balance Sheets                        At December 31, At December 31,
                                        1997            1996
Assets
Real estate, at cost:
  Land                                  $8,387,590      $8,387,590
  Buildings
  and personal property                 11,450,426      11,445,862
  Tenant improvements                      915,023       1,193,476
                                        20,753,039      21,026,928
Less accumulated
  depreciation                          (4,372,698)     (4,131,094)
                                        16,380,341      16,895,834

Cash and cash equivalents                  739,170        736,429
Restricted cash                             39,381         44,329
Accounts receivable, net of allowance
 for doubtful accounts of $10,000 in 1996   44,091         30,188
Deferred leasing costs, net of
 accumulated amortization
 of $173,403 in 1997 and $175,007 in 1996  180,242        233,090
Incentives to lease, net of
 accumulated amortization
 of $113,606 in 1997 and $87,892 in 1996   123,652        155,595
Deferred rent receivable                   195,868        199,336
Prepaid expenses                             5,816          6,269
  Total Assets                         $17,708,561    $18,301,070

Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses    $ 93,906       $ 85,080
 Due to General Partner                      6,953          3,658
 Security deposits payable                  39,381         40,070
 Prepaid rent                               71,594              -
  Total Liabilities                        211,834        128,808
Partners' Capital (Deficit):
 General Partner                          (568,179)      (547,912)
 Limited Partners (1,124,000
 units outstanding)                     18,064,906     18,720,174
  Total Partners' Capital               17,496,727     18,172,262
  Total Liabilities and
  Partners' Capital                    $17,708,561    $18,301,070


Statement of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995

                                General         Limited
                                Partner         Partners        Total
Balance at December 31, 1994    $(355,690)      $35,916,630     $35,560,940
Distributions                    (139,197)      (10,999,131)    (11,138,328)
Net income                         58,090         2,604,147       2,662,237
Balance at December 31, 1995     (436,797)       27,521,646      27,084,849
Distributions                    (163,018)      (12,083,149)    (12,246,167)
Net income                         51,903         3,281,677       3,333,580
Balance at December 31, 1996     (547,912)       18,720,174      18,172,262
Distributions                     (41,716)       (1,348,800)     (1,390,516)
Net income                         21,449           693,532         714,981
Balance at December 31, 1997    $(568,179)      $18,064,906     $17,496,727

Statements of Operations
For the years ended
December 31,                    1997            1996            1995
Income
Rental                          $2,062,875      $2,706,140      $4,397,667
Interest                            33,664         201,466         142,161
Other                               45,631          55,944           8,807
  Total Income                   2,142,170       2,963,550       4,548,635
Expenses
Property operating                 575,893       1,131,167       1,403,161
Depreciation and amortization      630,689         678,208       1,358,528
General and administrative         220,607         225,804         213,569
  Total Expenses                 1,427,189       2,035,179       2,975,258
Income before gain on
sale of real estate                714,981         928,371       1,573,377
Gain on sale of real estate              -       2,405,209       1,088,860
  Net Income                    $  714,981      $3,333,580      $2,662,237
Net Income Allocated:
To the General Partner          $   21,449      $   51,903      $   58,090
To the Limited Partners            693,532       3,281,677       2,604,147
                                  $714,981      $3,333,580      $2,662,237
Per limited partnership unit
(1,124,000 outstanding)               $.62           $2.92           $2.32

Statements of Cash Flows
For the years ended December 31,      1997            1996            1995
Cash Flows From Operating
Activities:
Net income                     $   714,981     $ 3,333,580     $ 2,662,237
Adjustments to reconcile
net income to net cash
provided by operating activities:
 Depreciation                      537,271         678,208       1,251,637
 Amortization                       93,418               -         106,891
 Gain on sale of real estate             -      (2,405,209)     (1,088,860)
 Increase (decrease) in
 cash arising from changes
 in operating assets and liabilities:
  Restricted cash                    4,948          55,957          51,876
  Accounts receivable              (13,903)          1,116         (12,567)
  Prepaid expenses                     453         (42,564)         51,564
  Deferred leasing costs            (8,627)              -               -
  Incentives to lease                    -               -          58,957
  Deferred rent receivable           3,468          (5,702)         76,067
  Accounts payable and
  accrued expenses                   8,826         (57,876)       (208,995)
  Due to General Partner             3,295         (35,152)          2,055
  Security deposits payable           (689)        (60,216)        (51,876)
  Prepaid rent                      71,594         (79,555)         75,470
Net cash provided by
operating activities             1,415,035       1,382,587       2,974,456
Cash Flows From
Investing Activities:
 Proceeds from sale
 of real estate                          -      10,210,955       9,714,490
 Additions to real estate          (21,778)        (90,980)       (211,470)
Net cash (used for) provided
by investing activities            (21,778)     10,119,975       9,503,020
Cash Flows From
Financing Activities:
 Cash distributions             (1,390,516)      (12,246,167)  (11,138,328)
Net cash used for
financing activities            (1,390,516)      (12,246,167)  (11,138,328)
Net increase (decrease) in
cash and cash equivalents            2,741          (743,605)    1,339,148
Cash and cash equivalents,
beginning of year                  736,429         1,480,034       140,886
Cash and cash equivalents,
end of year                    $   739,170       $   736,429  $  1,480,034
Supplemental Schedule of
Non-Cash Investing Activities:
Write-off of fully
depreciated tenant improvements   $295,667          $120,653       $33,152

Notes to the Financial Statements
December 31, 1997, 1996 and 1995

1. Organization
Participating Development Fund 86, a Real Estate Limited Partnership (the "Partnership") was formed on December 9, 1985, under the Uniform Limited Partnership Act of the State of Connecticut. The Partnership was originally formed to invest in participating investments, secured by commercial and multi-family residential real estate, by entering into land purchase leaseback transactions and funding leasehold mortgage loans on improvements constructed on such land (the "Participating Investments"). The Partnership ultimately took title to four of the Participating Investments funded. One Participating Investment was sold during 1989 and two of the four properties directly owned by the Partnership were sold during 1995 and 1996. The Partnership now leases and operates the remaining two properties. The General Partners were PDF86 Real Estate Services, Inc. ("RE Services"), formerly Shearson Lehman Brothers/PDF 86, Inc. (see below), and Phoenix Realty/PDF 86, Inc. ("Phoenix"), a Connecticut corporation and an indirect wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company ("Phoenix Mutual"). The Partnership commenced operations on April 23, 1986.

On June 15, 1992, Phoenix sent a notice of resignation as co- general partner of the Partnership to RE Services. The effective date of resignation was June 16, 1992. As a result of the resignation of Phoenix, RE Services as sole General Partner manages the affairs of the Partnership. Since RE Services had been a co-general partner and was actively involved in the management of the Partnership since it was formed, the resignation of Phoenix has not had any adverse impact on the continuing operations of the Partnership.

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

2. Significant Accounting Policies

Real Estate Investments Buildings and personal property are stated at cost, less accumulated depreciation and amortization. Costs related to the selection and acquisition of the Partnership's properties have been capitalized as part of the costs of those Properties.

Depreciation on buildings and personal property is provided over the estimated economic lives of the Properties (5 - 35 years) using the straight-line method. Tenant improvements, deferred leasing costs and incentives to lease are amortized over the term of the related lease agreements using the straight-line method.

Impairment of Long-Lived Assets Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("FAS 121"), requires the Partnership to assess its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the real estate exceeds the fair value of the real estate.

Rental Income and Deferred Rent Rental income is recognized as earned over the terms of the lease agreements. Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the lease terms, but will not be received until later periods as a result of scheduled rental increases. Cash and Cash Equivalents Cash and cash equivalents consist of short-term, highly liquid debt instruments purchased with an original maturity of three months or less. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash Restricted cash represents cash held in connection with tenant security deposits.

Income Taxes The Partnership files Federal and applicable state partnership income tax returns which indicate each partner's and unit holder's share of taxable income or loss to be reported on their respective individual income tax returns. As a result, no provision for income taxes has been made in the accompanying financial statements.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments The carrying amount of trade receivables and payables approximates fair value.

3. Real Estate Investments

Foothills Tech Plaza On May 30, 1986, the Partnership acquired the land and participating mortgage loan receivable on Foothills Tech Plaza from Phoenix Mutual, which had funded the investment on behalf of the Partnership on November 12, 1985. Foothills Tech Plaza is an office/service center located in Phoenix, Arizona, comprised of two single-story buildings containing an aggregate of 172,655 square feet of net leasable space. On June 25, 1986, the Partnership acquired the property in its entirety, including the improvements located thereon, in full satisfaction of the mortgagor/lessee's obligation under the terms of the mortgage and ground lease.

On September 29, 1995, Foothills Tech Plaza was sold for $10,011,512 net of $226,000 in contracted roof repairs. The gain on disposition totaled $1,088,860. Write-offs related to the sale of the property consisted of deferred rent receivable and leasing costs in the amounts of $129,846 and $30,058, respectively, which have been included in property operations.

1899 Powers Ferry On May 30, 1986, the Partnership acquired the land and participating mortgage loan receivable on 1899 Powers Ferry ("Powers Ferry") from Phoenix Mutual, which had funded the investment on behalf of the Partnership on April 4, 1986. Powers Ferry is a four-story office building located in Marietta, Georgia containing approximately 93,000 square feet of space.

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

As of December 31, 1997 and 1996, Powers Ferry was 87% and 84% leased, respectively.

Sunnyvale R&D On August 28, 1986, the Partnership acquired the land and funded a participating mortgage loan on the improvements for the Sunnyvale R&D building located in Sunnyvale, California. Sunnyvale R&D is a one-story research and development building containing approximately 105,285 square feet of net leasable space. The Partnership purchased the land from the lessee for $6,050,000 and concurrently funded a mortgage loan of $4,531,190.

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

Sunnyvale R&D is 100% leased to a single tenant Tandem Computers Inc. ("Tandem") as of December 31, 1997. The tenant signed a six-year lease (the "Master Lease") which commenced April 1, 1988 at an annual rental rate of $7.68 per square foot, triple net, and on April 1, 1994 negotiated a five year extension at an average annual rental rate of $8.16 per square foot with an option for an additional five years, by written notice, on or before six months from the expiration of this extension period. The rental rate over the additional option period will be equal to 95% of the fair market value for the Sunnyvale market at the time of notice. The tenant has the option, beginning at the end of the third year of this extension period, to terminate the lease by providing the Partnership with written notification at least twelve months in advance and paying a substantial lease termination penalty specified in the lease agreement.

During the fourth quarter of 1994 Tandem agreed to sublease its entire space, effective April 1, 1995. The sublease is subject to the terms, conditions and termination date of the above mentioned Master Lease and rent will continue accordingly. As long as the sublease is in full force and effect, Tandem will be unable to exercise its termination option under the Master Lease. In addition, Tandem has assigned the option rights for the sublessee to negotiate with the Partnership.

Pebblebrook Apartments On September 4, 1986, the Partnership acquired the land for $2,000,000 and funded a mortgage loan of $7,750,000 on the improvements for the Pebblebrook Apartments ("Pebblebrook") located in Overland Park, Kansas. Pebblebrook is a 267-unit luxury garden apartment complex located in a suburb of Kansas City.

On April 16, 1991, the Partnership became the owner of the property in its entirety through a special conveyance transaction.

On May 23, 1996 Pebblebrook Apartments was sold by the Partnership for a net sales price of $10,210,955. The transaction resulted in a gain on sale of $2,405,209.

4. Leases and Rental Revenues
The following is a schedule of future minimum annual rental payments for Powers Ferry and Sunnyvale R&D based on non-cancelable leases as of December 31, 1997 assuming no exercise of tenant renewal options:

1998            $1,895,699
1999             1,078,098
2000               700,765
2001               511,173
Thereafter               -
                $4,185,735

Certain leases contain provisions whereby the rent can change annually based upon changes in the Consumer Price Index. All the leases at Powers Ferry provide that tenants pay their pro-rata share of any increases in operating expenses over a base amount. The lease at Sunnyvale R&D is triple net with the tenant paying its pro-rata share of operating expenses.

Tandem, occupying 100% of the Sunnyvale R&D building, generated rental revenue in excess of 10% of the Partnership's rental revenues for the years ended December 31, 1997, 1996 and 1995. For the years ended December 31, 1997, 1996 and 1995, Tandem has contributed $859,126 (42%), $859,126 (32%), and $859,126
(20%), respectively, of the Partnership's rental income and is current on its rent payments.


5. Transactions With Related Parties
Pursuant to the Partnership Agreement, the General Partner(s) and their affiliates were paid fees and expenses for services rendered in connection with the formation of the Partnership and the acquisition of the Properties. In addition, the General Partners and their affiliates were paid or are due the following fees and expense reimbursements for ongoing services rendered to the
Partnership:

a) In connection with the acquisition of the Partnership's investments, the General Partners were paid Investment Fees totaling $2,248,000, which had been capitalized as part of the cost of the investments and allocated to land, buildings, tenant improvements and participating mortgage loans receivable based upon their relative valuations.

b) The Partnership has agreed to pay the General Partner a fee for managing and servicing the Partnership's investments. The Asset Management Fee will be equal to the lesser of $50,000 per annum or 1% of all cash revenues received by the Partnership, including any deferred interest after deducting (i) operating expenses, (ii) amounts set aside for working capital reserves, and (iii) payments on the Partnership's other current obligations as defined in the Partnership Agreement. Such fees incurred and expensed by the Partnership totaled $13,905, $17,382 and $10,428 in 1997, 1996 and 1995, respectively.

c)   The Partnership has agreed to pay the General Partner a Subordinated
Disposition Fee, in an amount   not to exceed the lesser of (i) one half of the
competitive real estate commission applicable at the date of sale, or (ii) 3% of the amount payable to the Partnership in connection with the disposition of such investment. The fee is payable only after the Unit Holders have been returned their original investment and any unpaid Preferred Return.

At December 31, amounts due to General Partner are as follows:

                                          1997     1996
     Asset management fee               $6,953   $3,476
     Out - of - pocket expenses              -      182
     Total due to General Partner       $6,953   $3,658

6. Partners' Capital (Deficit)
The Unit Holders will be entitled to receive from distributions of cash from operations ("Current Cash Receipts") or Net Proceeds from Sales, Investment Repayment and Participation Proceeds (as defined in the Partnership Agreement) a cumulative, non-compounded Preferred Return on their average adjusted unreturned invested capital equal to 14% per annum calculated from January 1, 1987. To the extent that Current Cash Receipts distributed to the Unit Holders is less than the Preferred Return for that year, the unpaid amount may be paid from Current Cash Receipts in subsequent years, or upon sale of a Property or repayment of the Partnership's investments and any Participating Proceeds. At December 31, 1997 the Unit Holders have not yet received their cumulative preferred return.

The Partnership Agreement provides for the allocation of income, losses and the distribution of cash generally as follows:

All items of income, loss, deduction and credit from Current Cash Receipts, as defined, will be distributed 97% to Unit Holders and 3% to the General Partner.

Net proceeds from Sales, Investment Repayment and Participating Proceeds shall be distributed as follows:

a)   99% to the Unit Holders and 1% to the General Partner until the Unit
Holders have received     cumulative distributions of net proceeds from Sales,
Investment Repayment and Participating Proceeds plus Current Cash Receipts
equal to their original invested capital plus any unpaid   Preferred Return. As
of December 31, 1997, the Preferred Return has not been met.

b)   To the General Partner in payment of any unpaid Subordinated Disposition
Fee.

c)   85% to the Unit Holders and 15% to the General Partner.

All items of income, gain, loss, deduction and credit attributable to net proceeds from Sales, Investment Repayment and Participating Proceeds will be allocated between the Unit Holders, as a group, and the General Partner, in the same ratio that each such group received distributions of such net proceeds from Sales, Investment Repayment and Participating Proceeds. The Partnership distributed $1,348,800, $12,083,149, and $10,999,131 to the Unit Holders in
1997, 1996 and 1995, respectively. In addition, the Partnership distributed $41,716, $163,018 and $139,197 to the General Partner in 1997, 1996 and 1995.
An additional cash distribution in the amount of $337,200 was paid to the Unit Holders ($.30 per unit) and $10,428 was paid to the General Partner for the quarter ended December 31, 1997, in the first quarter of 1998.

7. Condemnation Issue
Cobb County, Georgia, has notified the Partnership of its intent, under powers of eminent domain, to condemn a portion of the land located at Powers Ferry for the widening of Powers Ferry Road. The condemnation may occur in 1998, however, the Partnership has not yet received a formal notice of condemnation from Cobb County. The condemnation may have a substantial impact on the value of the property since the road will be moved closer to the building, the driveway will be relocated and reduced in size and the vast majority of the landscaping in front of the building will be removed. Cobb County will be required, as a part of the process, to compensate the Partnership for the portion of the land actually taken and any consequential damages (damages occurring to the portion of the property not taken). The Partnership has retained legal counsel to ensure that it is sufficiently compensated for any damages that may result from condemnation.

8. Reconciliation of Financial Statement Basis Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement basis net income to federal income tax basis net income:

                                                Year Ended
                                                December 31,
                                       1997         1996         1995

Financial statement
basis net income                   $714,981   $3,333,580   $2,662,237

Financial statement
amortization under
tax basis amortization              (12,286)     (12,285)    (328,909)
Financial statement
depreciation over (under)
tax basis depreciation              (20,870)    (106,954)     157,590
Financial statement
rental income (over) under
tax basis rental income              75,063      (85,257)     151,538
Financial statement
gain on sale of property
(over) under tax basis
gain on sale of property                  -   (2,213,064)      70,288

Other                                   291          305       30,944

                                     42,198   (2,417,255)      81,451

Federal income tax basis
net income                         $757,179     $916,325   $2,743,688

Reconciliation of financial statement partners' capital to federal income tax basis partners' capital:

                                           Year Ended December 31,
                                       1997         1996         1995
Financial statement basis
partners' capital               $17,496,727  $18,172,262  $27,084,849

Current year financial
statement basis
     net income (over)
     under federal income
     tax basis net income            42,198  (2,417,255)       81,451

Cumulative Federal
income tax basis
     net income over
     financial statement
     net income                   9,740,297  12,157,552    12,076,101

Federal income tax
basis partners' capital         $27,279,222 $27,912,559   $39,242,401

Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the respective taxing authorities.

                   Independent Auditors' Report

     The Partners
     Participating Development Fund 86:


     We have audited the accompanying balance sheets of Participating Development Fund 86 (a Connecticut limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, partners' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Participating Development Fund 86 as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                             KPMG Peat Marwick LLP

     Boston, Massachusetts
     February 18, 1998

                       Net Asset Valuation


     Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $26.34 Unit at December 31, 1997 (Unaudited)

                                         Acquisition       1997 Appraised
Property           Date of Acquisition      Cost (1)            Value (2)
Sunnyvale R&D                 08-28-86  $ 11,185,961         $ 15,500,000
1899 Powers Ferry             07-07-87     8,916,095            8,300,000
                                        $ 20,102,056           23,800,000
Cash and cash equivalents                                         739,170
Accounts receivable                                                44,091
Prepaid expenses                                                    5,816
                                                               24,589,077
Less:
 Total liabilities                                               (172,453)
Partnership Net Asset Value (3)                              $ 24,416,624

Net Asset Value Allocated:
 Limited Partners                                            $ 24,172,458
 General Partner                                                  244,166
                                                             $ 25,216,624
Net Asset Value Per Unit
  (1,124,000 Units outstanding)                                    $21.51

(1) Purchase price plus general partners' acquisition fees.

(2)This represents the Partnership's share of the December 31, 1997 appraised values which were determined by an independent property appraisal firm.

(3)The Net Asset Value assumes a hypothetical sale at December 31, 1997 of all the Partnership's properties at their appraised values and the distribution of the proceeds of such sale, combined with the Partnership's cash, after liquidation of the Partnership's liabilities to the partners. Real estate brokerage commissions payable to the General Partner or others are not determinable at this time and have not been included in the determination. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its properties and other assets, cash available for distribution to the Partners would be less than the appraised Net Asset Value.

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

Schedule III - Real Estate and Accumulated Depreciation
December 31, 1997

                        Sunnyvale               1899
Office Buildings:       R & D           Powers Ferry       Total

Location                Sunnyvale, CA   Marietta, GA          na

Construction date       1986            1986                  na
Acquisition date        08-28-86        07-07-87              na
Life on which depreciation
in latest income statements
is computed                  (3)             (3)              na
Encumbrances                   -               -               -
Initial cost to
Partnership (1):
     Land             $6,336,962      $2,050,628      $8,387,590
     Buildings and
     improvements      4,848,999       6,774,215      11,623,214
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements  3,146,034       2,271,786       5,417,820
     Retirements      (2,976,402)     (1,699,183)     (4,675,585)

Gross amount at which
carried at close of period:
     Land          $   6,336,962     $ 2,050,628    $  8,387,590
     Buildings and
     improvements      5,018,631       7,346,818      12,365,449
                   $  11,355,593     $ 9,397,446    $ 20,753,039
Accumulated
depreciation       $   1,735,017     $ 2,637,681    $  4,372,698

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.

(2) The amount of accumulated depreciation for Federal income tax purposes is $5,623,052.

(3) Buildings and personal property : 5 - 35 years, tenant improvements : over the terms of the respective leases.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 follows:

                                       1997           1996           1995
Real estate investments:
Beginning of year               $21,026,928    $30,909,245    $42,595,901
Additions                            21,778         90,980        211,470
Retirements                        (295,667)      (120,653)       (33,151)
Dispositions                              -     (9,852,644)   (11,864,975)
End of year                     $20,753,039    $21,026,928    $30,909,245

Accumulated depreciation:
Beginning of year                $4,131,094    $ 5,730,421    $ 7,744,521
Depreciation expense                537,271        568,224      1,251,637
Retirements                        (295,667)      (120,653)       (26,391)
Dispositions                              -     (2,046,898)    (3,239,346)
End of year                      $4,372,698     $4,131,094    $ 5,730,421


          INDEPENDENT AUDITORS' REPORT ON SCHEDULE III

The Partners
Participating Development Fund 86:

Under date of February 18, 1998, we reported on the balance sheets of Participating Development Fund 86 (a Connecticut limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1997, as contained in the 1997 annual report to unitholders. These financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1997. In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                     KPMG Peat Marwick LLP

Boston, Massachusetts
February 18, 1998