Form 10-K, Exhibit 13
period 1998-12-31
PARTICIPATING DEVELOPMENT FUND 86
filed 1999-03-29
CIK 785940

Exhibit 13

                        Participating Development Fund 86

                        1998 Annual Report to Unitholders

--------------------------------------------------------------------------------
                        PARTICIPATING DEVELOPMENT FUND 86
--------------------------------------------------------------------------------


     Participating Development Fund 86 is a limited partnership formed in 1986 to fund participating investments secured by commercial and multi-family residential real estate properties. The Partnership subsequently took title to four of the five participating investments. One of the participating investments and three of the Partnership's properties have been sold. The Partnership's remaining property is a combined office/research and development facility, containing 105,285 rentable square feet. Provided below is a comparison of lease levels at the property as of December 31, 1998 and 1997.

                                                             Percentage
                                                               Leased
     Property                 Location                   1998          1997
     --------                 --------                   ----          ----
     Sunnyvale R&D            Sunnyvale, CA              100%          100%



                                    Contents

                       1  Message to Investors

                       3  Financial Statements

                       6  Notes to the Financial Statements

                      12  Independent Auditors' Report
                      13  Net Asset Valuation

1


--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


We are pleased to present the 1998 Annual Report for Participating Development Fund 86 (the "Partnership"). Included in this report is information on the recent sale of 1899 Powers Ferry and an update on our marketing efforts relating to the Partnership's remaining property, Sunnyvale R&D. Also included are financial highlights and the Partnership's audited financial statements for the year ended December 31, 1998.

Sales & Marketing Update
As discussed in previous correspondence, we have been actively marketing the remaining properties for sale. We are pleased to report that as a result of a successful marketing effort, the Partnership closed on the sale of 1899 Powers Ferry on March 19, 1999 to an unaffiliated purchaser for approximately $7,674,000, net of closing adjustments and selling costs (the "Sale"). We anticipate that a special cash distribution, representing a majority of the net proceeds from the Sale, will be made to Limited Partners in the near future. In addition, the Partnership has executed a letter of intent with a buyer to purchase Sunnyvale R&D and is currently negotiating a purchase and sale agreement.

Leasing Update
Tandem Computers Inc. ("Tandem"), which leases 100% of Sunnyvale R&D, continues to sublease the entire space to a computer networking company through the expiration of its lease on March 31, 1999. We have been notified that Tandem has elected not to exercise its option to renew its lease and will vacate the property in April. We do not anticipate that this will significantly impact our objective to sell the property during 1999.

Market Update
The Partnership's remaining property is located in the Sunnyvale submarket of Silicon Valley, which is the area's largest submarket. While Silicon Valley performed well in 1998, there were some signs of softening in the market. Average rental rates increased, but the overall vacancy rate in the market also increased to 8.9% at year-end 1998, compared to 4.5% at year-end 1997. As a result, planned construction of new space has also declined. Trends in the Sunnyvale area have mirrored those within Silicon Valley. Despite the slight softening of the market, Sunnyvale provides a central location for many top high-tech firms, and the outlook for 1999 looks favorable given a stable economy.

Cash Distributions
In light of our current sales efforts, cash distributions were suspended in the third quarter of 1998. However, as discussed above, a special cash distribution relating to the 1899 Powers Ferry Sale will be made shortly. After the Sunnyvale R&D property is sold, the net proceeds together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses) will be distributed, and the Partnership will be liquidated. Since inception, the Partnership has paid total cash distributions of $43.06 per original $50 Unit, including $23.66 per Unit in return of capital payments which have reduced the Unit size from $50 to $26.34.

Financial Highlights
Provided below is a review of Partnership operations for the year ended December 31,

                                                          1998         1997
     ----------------------------------------------------------------------
     Total Income                                   $2,095,275   $2,142,170
     Property Operating Expenses                       542,683      575,893
     Net Income                                        877,481      714,981
     Net Cash provided by Operating Activities       1,338,250    1,415,035
     ----------------------------------------------------------------------

     o Total income decreased primarily due to lower other income in 1998. The decrease in other income is due to the receipt of a real estate tax refund in 1997.

     o The slight decrease in property operating expenses is primarily due to lower repairs and maintenance expenses at 1899 Powers Ferry.

     o The increase in net income is primarily attributable to a reduction in depreciation and amortization expense as a result of the reclassification of the properties as "Real estate assets held for disposition."

     o The decrease in net cash provided by operating activities is primarily attributable to a decrease in total income.

General Information
We will keep you updated with respect to our marketing efforts relating to the Partnership's remaining property in future reports. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at
(617) 342-4225, and the Partnership's administrative agent can be reached at
(248) 637-7900.

Very truly yours,

PDF 86 Real Estate Services Inc.
General Partner



Michael T. Marron
President

March 29, 1999

PARTICIPATING DEVELOPMENT FUND 86

-------------------------------------------------------------------------------------
BALANCE SHEETS
                                                     At December 31,   At December 31,
                                                               1998              1997
-------------------------------------------------------------------------------------
Assets Real estate, at cost:
  Land                                                  $        --       $ 8,387,590
  Buildings and personal property                                --        11,450,426
  Tenant improvements                                            --           915,023
                                                        -----------------------------
                                                                 --        20,753,039
  Less accumulated depreciation                                  --        (4,372,698)
                                                        -----------------------------
                                                                 --        16,380,341
Real estate assets held for disposition                  16,848,012                --
Cash and cash equivalents                                   756,758           739,170
Restricted cash                                              44,980            39,381
Accounts receivable                                           4,173            44,091
Deferred leasing costs, net of accumulated
  amortization of $173,403 in 1997                               --           180,242
Incentives to lease, net of accumulated
  amortization of $113,606 in 1997                               --           123,652
Deferred rent receivable                                         --           195,868
Prepaid expenses                                              6,445             5,816
-------------------------------------------------------------------------------------
      Total Assets                                      $17,660,368       $17,708,561
=====================================================================================
Liabilities and Partners' Capital (Deficit)
Liabilities:
  Accounts payable and accrued expenses                 $   191,616       $    93,906
  Due to General Partner                                     20,858             6,953
  Security deposits payable                                  44,979            39,381
  Prepaid rent                                               71,594            71,594
                                                        -----------------------------
      Total Liabilities                                     329,047           211,834
                                                        -----------------------------
Partners' Capital (Deficit):
  General Partner                                          (573,142)         (568,179)
  Limited Partners (1,124,000 units outstanding)         17,904,463        18,064,906
                                                        -----------------------------
      Total Partners' Capital                            17,331,321        17,496,727
-------------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital           $17,660,368       $17,708,561
=====================================================================================

-------------------------------------------------------------------------------------
STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 1998, 1997 and 1996
                                              General         Limited
                                              Partner        Partners           Total
-------------------------------------------------------------------------------------
Balance at December 31, 1995                $(436,797)   $ 27,521,646    $ 27,084,849
Distributions                                (163,018)    (12,083,149)    (12,246,167)
Net income                                     51,903       3,281,677       3,333,580
-------------------------------------------------------------------------------------
Balance at December 31, 1996                 (547,912)     18,720,174      18,172,262
Distributions                                 (41,716)     (1,348,800)     (1,390,516)
Net income                                     21,449         693,532         714,981
-------------------------------------------------------------------------------------
Balance at December 31, 1997                 (568,179)     18,064,906      17,496,727
Distributions                                 (31,287)     (1,011,600)     (1,042,887)
Net income                                     26,324         851,157         877,481
-------------------------------------------------------------------------------------
Balance at December 31, 1998                $(573,142)   $ 17,904,463    $ 17,331,321
=====================================================================================


See accompanying notes to the financial statements.

PARTICIPATING DEVELOPMENT FUND 86

-------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Income
Rental                                     $2,055,337      $2,062,875      $2,706,140
Interest                                       28,123          33,664         201,466
Other                                          11,815          45,631          55,944
                                           ------------------------------------------
      Total Income                          2,095,275       2,142,170       2,963,550
-------------------------------------------------------------------------------------
Expenses
Property operating                            542,683         575,893       1,131,167
Depreciation and amortization                 301,455         630,689         678,208
General and administrative                    373,656         220,607         225,804
                                           ------------------------------------------
      Total Expenses                        1,217,794       1,427,189       2,035,179
-------------------------------------------------------------------------------------
Income before gain on sale of real estate     877,481         714,981         928,371
Gain on sale of real estate                        --              --       2,405,209
                                           ------------------------------------------
      Net Income                           $  877,481      $  714,981      $3,333,580
=====================================================================================
Net Income Allocated:
To the General Partner                     $   26,324      $   21,449      $   51,903
To the Limited Partners                       851,157         693,532       3,281,677
-------------------------------------------------------------------------------------
                                           $  877,481      $  714,981      $3,333,580
=====================================================================================
Per limited partnership unit
(1,124,000 outstanding)                         $ .76           $ .62          $ 2.92
-------------------------------------------------------------------------------------


See accompanying notes to the financial statements.

PARTICIPATING DEVELOPMENT FUND 86

-------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
For the years ended December 31,
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                $   877,481     $   714,981    $  3,333,580
Adjustments to reconcile net income to
net cash provided by operating
activities:
  Depreciation                                257,319         537,271         678,208
  Amortization                                 44,136          93,418              --
  Gain on sale of real estate                      --              --      (2,405,209)
  Increase (decrease) in cash arising
  from changes in operating assets and
  liabilities:
    Restricted cash                            (5,599)          4,948          55,957
    Accounts receivable                        39,918         (13,903)          1,116
    Prepaid expenses                             (629)            453         (42,564)
    Deferred leasing costs                         --          (8,627)             --
    Deferred rent receivable                    8,411           3,468          (5,702)
    Accounts payable and accrued expenses      97,710           8,826         (57,876)
    Due to General Partner                     13,905           3,295         (35,152)
    Security deposits payable                   5,598            (689)        (60,216)
    Prepaid rent                                   --          71,594         (79,555)
                                          -------------------------------------------
Net cash provided by operating activities   1,338,250       1,415,035       1,382,587
-------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Proceeds from sale of real estate                --              --      10,210,955
  Additions to real estate                   (277,775)        (21,778)        (90,980)
                                          -------------------------------------------
Net cash (used for) provided by
investing activities                         (277,775)        (21,778)     10,119,975
-------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Cash distributions                       (1,042,887)     (1,390,516)    (12,246,167)
                                          -------------------------------------------
Net cash used for financing activities     (1,042,887)     (1,390,516)    (12,246,167)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash and
cash equivalents                               17,588           2,741        (743,605)
Cash and cash equivalents, beginning
of year                                       739,170         736,429       1,480,034
                                          -------------------------------------------
Cash and cash equivalents, end of year    $   756,758     $   739,170    $    736,429
=====================================================================================
Supplemental Schedule of Non-Cash
Investing Activities:
Write-off of fully depreciated
tenant improvements                       $   175,961     $   295,667    $    120,653
-------------------------------------------------------------------------------------
Supplemental Disclosure of Non-Cash Operating Activities:
In connection with the General Partner's intent to sell the Partnership's properties, deferred rent receivable, deferred leasing costs and incentives to lease in the amounts of $187,457, $182,634 and $108,123, respectively, were reclassified to "Real estate assets held for disposition."
-------------------------------------------------------------------------------------


See accompanying notes to the financial statements.

PARTICIPATING DEVELOPMENT FUND 86

NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996

1.  Organization
Participating Development Fund 86, a Real Estate Limited Partnership (the "Partnership") was formed on December 9, 1985, under the Uniform Limited Partnership Act of the State of Connecticut. The Partnership was originally formed to invest in participating investments, secured by commercial and multi-family residential real estate, by entering into land purchase leaseback transactions and funding leasehold mortgage loans on improvements constructed on such land (the "Participating Investments"). The Partnership ultimately took title to four of the Participating Investments funded. One Participating Investment was sold during 1989, two of the four properties directly owned by the Partnership were sold during 1995 and 1996, and one was sold in March 1999. The Partnership now leases and operates the remaining property, and is currently marketing such property for sale. The General Partners were PDF86 Real Estate Services, Inc. ("RE Services"), formerly Shearson Lehman Brothers/PDF 86, Inc. (see below), and Phoenix Realty/PDF 86, Inc. ("Phoenix"), a Connecticut corporation and an indirect wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company ("Phoenix Mutual"). The Partnership commenced operations on April 23, 1986.

On June 15, 1992, Phoenix sent a notice of resignation as co-general partner of the Partnership to RE Services. The effective date of resignation was June 16, 1992. As a result of the resignation of Phoenix, RE Services as sole General Partner manages the affairs of the Partnership. Since RE Services had been a co-general partner and was actively involved in the management of the Partnership since it was formed, the resignation of Phoenix has not had any adverse impact on the continuing operations of the Partnership.

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

Prior to July 1, 1998, depreciation on buildings and personal property was provided over the estimated economic lives of the Properties (5 - 35 years) using the straight-line method. Additionally, tenant improvements, deferred leasing costs and incentives to lease were amortized over the term of the related lease agreements using the straight-line method.

Impairment of Long-Lived Assets Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("FAS 121"), requires the Partnership to assess its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the real estate exceeds the fair value of the real estate. The carrying amount of the real estate investment is not considered impaired by management as of December 31, 1998.

PARTICIPATING DEVELOPMENT FUND 86

On July 1, 1998, the Partnership's real estate assets were reclassified on the balance sheet to "Real estate assets held for disposition," and are recorded at the lower of net carrying cost or fair market value less selling expenses. Accordingly, the Partnership suspended depreciation and amortization in accordance with Statement of Financial Accounting Standards No. 121 after
July 1, 1998.

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

3.  Real Estate Investments

Foothills Tech Plaza On May 30, 1986, the Partnership acquired the land and participating mortgage loan receivable on Foothills Tech Plaza from Phoenix Mutual, which had funded the investment on behalf of the Partnership on November 12, 1985. Foothills Tech Plaza is an office/service center located in Phoenix, Arizona, comprised of two single-story buildings containing an aggregate of 172,655 square feet of net leasable space. On June 25, 1986, the Partnership acquired the property in its entirety, including the improvements located thereon, in full satisfaction of the mortgagor/lessee's obligation under the terms of the mortgage and ground lease. On September 29, 1995, Foothills Tech Plaza was sold for $10,011,512 net of $226,000 in contracted roof repairs. The gain on disposition totaled $1,088,860 in 1995.

1899 Powers Ferry On May 30, 1986, the Partnership acquired the land and participating mortgage loan receivable on 1899 Powers Ferry ("Powers Ferry") from Phoenix Mutual, which had funded the investment on behalf of the Partnership on April 4, 1986. Powers Ferry is a four-story office building located in Marietta, Georgia containing approximately 93,000 square feet of space.

PARTICIPATING DEVELOPMENT FUND 86

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

On March 19, 1999, the Partnership sold Powers Ferry pursuant to a purchase offer executed in February 1999. The Property was sold to an unaffiliated entity, for a selling price of approximately $7,674,000, net of closing adjustments.

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

As of December 31, 1998, Sunnyvale R&D was 100% leased to a single tenant, Tandem Computers Inc. ("Tandem"). The tenant signed a six-year lease (the "Master Lease") which commenced April 1, 1988 at an annual rental rate of $7.68 per square foot, triple net, and on April 1, 1994 negotiated a five year extension at an average annual rental rate of $8.16 per square foot with an option for an additional five years, by written notice, on or before six months from the expiration of this extension period. During the fourth quarter of 1994 Tandem agreed to sublease its entire space, effective April 1, 1995. The sublease is subject to the terms, conditions and termination date of the above mentioned Master Lease. Tandem has notified the Partnership that it has elected not to exercise its option to renew its lease, and will vacate the property upon expiration of its lease in March 1999. The Partnership has executed a letter of intent with a buyer to purchase Sunnyvale R&D and is currently negotiating a purchase and sale agreement. It is currently anticipated that Sunnyvale R&D will be sold and the Partnership liquidated in 1999, however, there can be no assurance that Sunnyvale R&D will be sold within this time frame, or that the sale will result in a particular price.

Pebblebrook Apartments On September 4, 1986, the Partnership acquired the land for $2,000,000 and funded a mortgage loan of $7,750,000 on the improvements for the Pebblebrook Apartments ("Pebblebrook") located in Overland Park, Kansas. Pebblebrook is a 267-unit luxury garden apartment complex located in a suburb of Kansas City. On April 16, 1991, the Partnership became the owner of the property in its entirety through a special conveyance transaction. On May 23, 1996 Pebblebrook Apartments was sold by the Partnership for a net sales price of $10,210,955. The transaction resulted in a gain on sale of $2,405,209 in 1996.

4.  Leases and Rental Revenues
Tandem leases 100% of Sunnyvale R&D pursuant to a lease which expires in March 1999. As of December 31, 1998, the 1999 future rentable payments relating to Sunnyvale R&D are $214,781.

PARTICIPATING DEVELOPMENT FUND 86

Certain leases contain provisions whereby the rent can change annually based upon changes in the Consumer Price Index. All the leases at Powers Ferry provide that tenants pay their pro-rata share of any increases in operating expenses over a base amount. The lease at Sunnyvale R&D is triple net with the tenant paying all property operating expenses and real estate taxes.

The Sunnyvale R&D building generated rental revenue in excess of 10% of the Partnership's rental revenues for the years ended December 31, 1998, 1997 and 1996. For the years ended December 31, 1998, 1997 and 1996, Sunnyvale R&D contributed $859,126 (42%), $859,126 (42%), and $859,126 (32%), respectively, of the Partnership's rental income.

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

b) The Partnership has agreed to pay the remaining General Partner a fee for managing and servicing the Partnership's investments. The Asset Management Fee will be equal to the lesser of $50,000 per annum or 1% of all cash revenues received by the Partnership, including any deferred interest after deducting (i) operating expenses, (ii) amounts set aside for working capital reserves, and (iii) payments on the Partnership's other current obligations as defined in the Partnership Agreement. Such fees incurred and expensed by the Partnership totaled $13,905, $13,905 and $17,382 in 1998, 1997 and 1996, respectively.

c) The Partnership has agreed to pay the remaining General Partner a Subordinated Disposition Fee, in an amount not to exceed the lesser of (i) one half of the competitive real estate commission applicable at the date of sale, or (ii) 3% of the amount payable to the Partnership in connection with the disposition of such investment. The fee is payable only after the Unit Holders have been returned their original investment and any unpaid Preferred Return.

At December 31, amounts due to General Partner are as follows:

                                                  1998            1997
                                               -----------------------
          Asset management fee                 $20,858          $6,953
                                               =======================

6.  Partners' Capital (Deficit)
The Unit Holders will be entitled to receive from distributions of cash from operations ("Current Cash Receipts") or Net Proceeds from Sales, Investment Repayment and Participation Proceeds (as defined in the Partnership Agreement) a cumulative, non-compounded Preferred Return on their average adjusted unreturned invested capital equal to 14% per annum calculated from January 1, 1987. To the extent that Current Cash Receipts distributed to the Unit Holders is less than the Preferred Return for that year, the unpaid amount may be paid from Current Cash Receipts in subsequent years, or upon sale of a Property or repayment of the Partnership's investments and any Participating Proceeds. At December 31, 1998 the Unit Holders have not yet received their cumulative preferred return.

The Partnership Agreement provides for the allocation of income, losses and the distribution of cash generally as follows:

PARTICIPATING DEVELOPMENT FUND 86

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

All items of income, gain, loss, deduction and credit attributable to net proceeds from Sales, Investment Repayment and Participating Proceeds will be allocated between the Unit Holders, as a group, and the General Partner, in the same ratio that each such group received distributions of such net proceeds from Sales, Investment Repayment and Participating Proceeds. The Partnership distributed $1,011,600, $1,348,800 and $12,083,149 to the Unit Holders in 1998,
1997 and 1996, respectively. In addition, the Partnership distributed $31,287, $41,716 and $163,018 to the General Partner in 1998, 1997 and 1996,
respectively.


7. Reconciliation of Financial Statement Basis Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement basis net income to federal income tax basis net income:

                                                       Year Ended December 31,
                                            -----------------------------------------
                                                 1998            1997            1996
-------------------------------------------------------------------------------------

Financial statement basis net income        $ 877,481       $ 714,981     $ 3,333,580

Financial statement amortization under
  tax basis amortization                      (64,087)        (12,286)        (12,285)
Financial statement depreciation (under)
  tax basis depreciation                     (276,465)        (20,870)       (106,954)
Financial statement rental income
  (over) under tax basis rental income          8,410          75,063         (85,257)
Financial statement gain on sale of
  property (over) tax basis gain on
  sale of property                                 --              --      (2,213,064)

Other                                          66,088             291             305
                                            -----------------------------------------

                                             (266,054)         42,198      (2,417,255)
-------------------------------------------------------------------------------------

Federal income tax basis net income         $ 611,427       $ 757,179     $   916,325
                                            -----------------------------------------

PARTICIPATING DEVELOPMENT FUND 86

Reconciliation of financial statement partners' capital to federal income tax basis partners' capital:

                                                       Year Ended December 31,
                                            -----------------------------------------
                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Financial statement basis
  partners' capital                       $17,331,321     $17,496,727     $18,172,262

Current year financial statement
  basis net income (over) under
  federal income tax basis net
  income                                     (266,054)         42,198      (2,417,255)

Cumulative Federal income tax basis
  net income over financial statement
  net income                                9,782,495       9,740,297      12,157,552
-------------------------------------------------------------------------------------

Federal income tax basis
  partners' capital                       $26,847,762     $27,279,222     $27,912,559
-------------------------------------------------------------------------------------

Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the respective taxing authorities.

12

-------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------



The Partners
Participating Development Fund 86:

We have audited the accompanying balance sheets of Participating Development Fund 86 (a Connecticut limited partnership) as of December 31, 1998 and 1997, and the related statements of operations, partners' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Participating Development Fund 86 as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                      KPMG Peat Marwick LLP

Boston, Massachusetts
February 26, 1999, except as to Note 3,
  which is as of March 19, 1999

13

-------------------------------------------------------------------------------------
                                 NET ASSET VALUATION
-------------------------------------------------------------------------------------


               Comparison of Acquisition Costs to Estimated Value and
   Determination of Net Asset Value Per $26.34 Unit at December 31, 1998 (Unaudited)

                                                       Acquisition     1998 Estimated
Property                        Date of Acquisition       Cost (1)              Value
-------------------------------------------------------------------------------------
Sunnyvale R&D(2)                           08-28-86    $11,185,961        $13,375,000
1899 Powers Ferry(3)                       07-07-87      8,916,095          7,674,000
                                                       ------------------------------
                                                       $20,102,056         21,049,000
Cash and cash equivalents                                                     756,758
Accounts receivable                                                             4,173
Prepaid expenses                                                                6,445
                                                                          -----------
                                                                           21,816,376
Less:
  Total liabilities (net of security deposits payable)                       (284,068)
                                                                          -----------
Partnership Net Asset Value(4)                                            $21,532,308
                                                                          ===========

Net Asset Value Allocated:
  Limited Partners                                                        $21,316,985
  General Partner                                                             215,323
                                                                          -----------
                                                                          $21,532,308
                                                                          ===========
Net Asset Value Per Unit
  (1,124,000 Units outstanding)                                                $18.96
-------------------------------------------------------------------------------------

(1)  Purchase price plus General Partners' acquisition fees.

(2)  This represents the Partnership's  share of the December 31, 1998 estimated values which were determined by the General Partner, with the assistance of the broker engaged to market the properties.

(3)  Based on actual sale price.

(4)  The Net Asset Value assumes a hypothetical sale on December 31, 1998 of the
     Partnership's properties at their estimated values and the distribution of the net proceeds to Limited Partners in the liquidation of the Partnership.  Real estate brokerage commissions and other costs associated with selling the
     Partnership's properties are not determinable at this time and as such are not included in the calculation. Since the Partnership would incur these expenses in the sale of its properties cash available for the distribution to the Partners would be less than the Net Asset Value. The current market value of the Units may differ substantially from their Net Asset Value.

Limited Partners should note that properties' values are estimated and the actual values realizable upon sale may be significantly different. The estimated value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the estimated value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

PARTICIPATING DEVELOPMENT FUND 86

Schedule III - Real Estate and Accumulated Depreciation
December 31, 1998
                                            Sunnyvale            1899
Office Buildings:                               R & D    Powers Ferry           Total
-------------------------------------------------------------------------------------

Location                                Sunnyvale, CA    Marietta, GA              na

Construction date                                1986            1986              na
Acquisition date                             08-28-86        07-07-87              na
Life on which depreciation in latest
income statements is computed                      (3)             (3)             na
Encumbrances                                       --              --              --
Initial cost to Partnership(1):
  Land                                    $ 6,336,962      $2,050,628     $ 8,387,590
  Buildings and improvements                4,848,999       6,774,215      11,623,214
Costs capitalized subsequent
to acquisition:
  Land, buildings and improvements          3,146,034       2,398,849       5,544,883
  Retirements                              (2,976,402)     (1,875,144)     (4,851,546)
  Deferred rent receivable                         --         187,457         187,457
  Deferred leasing cost                            --         302,347         302,347
  Incentive to lease                               --         108,123         108,123
Gross amount at which carried
at close of period:
  Land                                    $ 6,336,962      $2,050,628     $ 8,387,590
  Buildings and improvements                5,018,631       7,297,920      12,316,551
  Deferred rent receivable                         --         187,457         187,457
  Deferred leasing cost                            --         302,347         302,347
  Incentive to lease                               --         108,123         108,123
                                          -------------------------------------------
                                          $11,355,593      $9,946,475     $21,302,068
                                          -------------------------------------------
Accumulated depreciation(2)               $ 1,826,720      $2,627,336     $ 4,454,056
-------------------------------------------------------------------------------------

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $6,225,906.
(3) Buildings and personal property: 5-35 years, tenant improvements: over the terms of the respective leases.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1998, 1997 and 1996 follows:

                                                 1998            1997            1996
-------------------------------------------------------------------------------------
Real estate investments:
Beginning of year                         $20,753,039     $21,026,928     $30,909,245
Additions                                     127,063          21,778          90,980
Retirements                                  (175,961)       (295,667)       (120,653)
Deferred rent receivable                      187,457              --              --
Deferred leasing cost                         302,347              --              --
Incentives to lease                           108,123              --              --
Dispositions                                       --              --      (9,852,644)
                                          -------------------------------------------
End of year                               $21,302,068     $20,753,039     $21,026,928
                                          -------------------------------------------

Accumulated depreciation:
Beginning of year                         $ 4,372,698     $ 4,131,094     $ 5,730,421
Depreciation expense                          257,319         537,271         568,224
Retirements                                  (175,961)       (295,667)       (120,653)
Dispositions                                       --              --      (2,046,898)
                                          -------------------------------------------
End of year                               $ 4,454,056     $ 4,372,698     $ 4,131,094
-------------------------------------------------------------------------------------

                  INDEPENDENT AUDITORS' REPORT ON SCHEDULE III



The Partners
Participating Development Fund 86:

Under date of February 26, 1999, except as to Note 3, which is as of March 19, 1999, we reported on the balance sheets of Participating Development Fund 86 (a Connecticut limited partnership) as of December 31, 1998 and 1997, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998, as contained in the 1998 annual report to unitholders. These financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year 1998. In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                KPMG Peat Marwick LLP

Boston, Massachusetts
February 26, 1999, except as to Note 3,
  which is as of March 19, 1999